

PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

Annual Report 2002

PPD®

More than 5,300 professionals in 25 countries around the world work diligently to meet our clients' regional and multinational needs. PPD offices, clinics and labs are in the following locations:



CORPORATE HEADQUARTERS
Wilmington, North Carolina

AFRICA
Johannesburg, South Africa

THE AMERICAS
Buenos Aires, Argentina
São Paulo, Brazil
La Jolla, California
Menlo Park, California
San Bruno, California
San Francisco, California
Mississauga, Canada
Westminster, Colorado
Highland Heights, Kentucky
Columbia, Maryland
Cambridge, Massachusetts
Mexico City, Mexico
Hamilton, New Jersey
Durham, North Carolina
Morrisville, North Carolina
Blue Bell, Pennsylvania
Austin, Texas
Richmond, Virginia
Middleton, Wisconsin

ASIA
Hong Kong
Tokyo, Japan
Singapore
Taipei, Taiwan
Bangkok, Thailand

CENTRAL EUROPE
Prague, Czech Republic
Budapest, Hungary
Warsaw, Poland

MIDDLE EAST
Tel Aviv, Israel

WESTERN EUROPE
Brussels, Belgium
Cambridge, England
Leicester, England
Southampton, England
Maisons-Alfort, France
Karlsruhe, Germany
Munich, Germany
Nuremberg, Germany
Milan, Italy
Ede, Netherlands
Kersewell, Scotland
Madrid, Spain
Stockholm, Sweden

PACIFIC RIM
Melbourne, Australia

Table of Contents

Integrated Services Spanning the Globe

With proven early discovery through post-market resources, PPD delivers integrated services with a commitment to quality performance to help our clients meet their R&D goals.

Discovery Technologies and Expertise

- Functional genomics to identify and validate novel drug targets
- Combinatorial and medicinal chemistry expertise to prioritize and optimize drug candidates
- Analytical resources, rapid *in vivo* pharmacokinetic (PK) profiling and predictive *in vitro* metabolism assays to profile drug candidates
- Consulting strategies to customize preclinical programs from early screening of new chemical entities (NCEs) through investigational new drug (IND) application submission
- Preclinical evaluation of anticancer therapies, including *in vivo* and *in vitro* testing services

Compound Partnering

Consolidating expertise and resources that span the R&D continuum to provide early compound assessment and development within innovative risk-sharing partnerships.

Development and Post-Market Resources

- Two Phase I clinics, one in the U.S. and one in Europe
- Full-service Phase II-III clinical studies for multinational regulatory submissions
- GLP bioanalytical, cGMP product analysis and specialty central laboratory services
- Therapeutic and specialty groups with dedicated project teams
- Post-market registries and observational studies, medical information, compliance and safety support through our medical communications division
- Innovative clinical data management and information solutions from our informatics division, including consulting and proprietary software tools that speed collection, analysis and reporting of clinical data
- Accelerated large-volume Phase IIIb-IV studies, medical communications, health outcomes and consumer health through our global integrated market development group
- The Quality Performance Difference™, our commitment to providing superior quality in all projects

Strategic solutions for a distinct advantage

As a leading global provider of discovery and development services and products for pharmaceutical and biotechnology companies, PPD applies innovative technologies, therapeutic expertise and a commitment to quality to help clients maximize the return on their R&D investments. With proven early discovery through post-market resources, the company also offers unique partnerships and alliances for virtual drug development.

Our business model is designed to provide near-term profitability and cash flow from our drug development services with potential for enhanced returns as our internal discovery and compound partnering initiatives mature.

Financial Highlights

in thousands, except per share data, for years ended December 31.

Net Revenue(1)


562,649
431,541
345,318
302,530
1999
2000
2001
2002

Net Income(2)


71,384
49,167
32,310
28,496
1999
2000
2001
2002

Earnings per Diluted Share(3)


1.29
0.94
0.64
0.57
1999
2000
2001
2002

Shareholders' Equity


440,337
302,635
233,943
192,464
1999
2000
2001
2002

Working Capital


187,696
152,829
104,973
106,903
1999
2000
2001
2002

Backlog


974,374
674,207
498,118
353,774
1999
2000
2001
2002

(1) *The net revenues presented in this chart exclude reimbursed out-of-pockets of $25,884, $27,332, $29,092 and $46,008 for the years ended December 31, 1999, 2000, 2001 and 2002, respectively. Net revenues for these same periods reported in accordance with GAAP, which include these reimbursed out-of-pockets, were $328,414, $372,650, $460,633 and $608,657.*

(2) *The net income numbers presented in this chart exclude impairments of equity investments of $0, $0, $0 and $33,787 for the years ended December 31, 1999, 2000, 2001 and 2002, respectively. Net income for these same periods reported in accordance with GAAP, which includes these non-cash, non-operating impairments and related tax benefits, was $28,496, $32,310, $49,167 and $39,897.*

(3) *The earnings per diluted share in this chart exclude impairments of equity investments of $0, $0, $0 and $33,787 for the years ended December 31, 1999, 2000, 2001 and 2002, respectively, representing $0.57, $0.64, $0.94 and $1.29 per share for those periods. The earnings per diluted share for these same periods reported in accordance with GAAP, which include these non-cash, non-operating impairments and related tax benefits, were $0.57, $0.64, $0.94 and $0.72.*

To Our Shareholders



Fred N. Eshelman, Pharm.D.
Chief Executive Officer



Ernest Mario, Ph.D.
Chairman of the Board

PPD's performance in 2002 reflected the company's goals of operational focus and financial performance.

Financial Highlights

- Revenue grew 30%[1]
- Earnings per share grew 37%[2]
- Backlog increased 45%

Our new business authorizations topped one billion dollars and drove our backlog to $974 million. We believe this is reflective of our market share gain.

Our operating margin improved over 2001 driven by strong performance in most business units. The balance sheet at December 31, 2002, showed cash and equivalents of $181 million and only $7 million in long-term debt.

While our share price decreased slightly in 2002, this compared with market downdrafts of 23% in the S&P 500 Index and 32% in the Nasdaq composite.

Strategic and Operational Highlights

During 2002 we drove the business in terms of financial performance as measured by sales growth, revenue growth, earnings growth and cash flow. We also began an in-depth review of virtually every operational and support unit, setting objective parameters for monitoring constant improvement.

PPD has two primary business segments, development services and discovery/ compound partnering. These segments are designed to support our business mission, which is to help our clients maximize their return on their R&D investment.

Development

Phase II-IV demand was strong in both the United States and overseas. The focus on growing oncology was very successful with this segment representing the largest part of our backlog as of the end of 2002.

Although revenues slipped in our bioanalytical lab services, we noted a lot of positive signs late in the year. Requests for LC/MS analysis of oligonucleotides increased as did immunochemistry and biomarker services. The cGMP lab services had another great year, and Phase I clinics finished 2002 on a busy note.

We completed three acquisitions in the development segment in 2002. MRL International specializes in laboratory measurements used to diagnose and follow certain metabolic diseases. ProPharma extended our geographic presence in the Pacific Rim and Asia, and Complete Software Solutions (CSS) added expertise to our consulting and software service business, particularly around Oracle Clinical™.

(1) Excludes reimbursed out-of-pockets of $29,092 and $46,008 for the years ended December 31, 2001 and 2002, respectively. Net revenues reported in accordance with GAAP, which includes these reimbursed out-of-pockets, increased 32 percent from 2001 to 2002.

(2) Excludes impairments of equity investments of $0 and $33,787 for the years ended December 31, 2001 and 2002, respectively. Earnings per diluted share reported in accordance with GAAP, which includes these non-cash, non-operating impairments and related tax benefits, decreased 23 percent from 2001 to 2002.



Discovery

Service revenues were down in 2002, but we made progress on refining our strategy and pushing internal research projects. The chemistry and preclinical groups continue to make progress on our geranyl geranyl transferase (GGTase) series, and we expect go/no go data by early second quarter of 2003.

The expansion and redirection of our Menlo Park, California, genomics lab progressed nicely. We expect solid information on HIV target validation and cell surface targets in cancer and inflammation by second quarter 2003. In addition, we filed two grant applications early in 2003 relative to biodefense issues.

We acquired Piedmont Research Center, a specialty preclinical oncology facility which we believe will bridge our discovery and development activities in oncology.

Compound Partnering

PPD continues to build a pipeline of opportunities at various stages of development. We expect dapoxetine (licensed to ALZA Corporation, now a part of Johnson & Johnson) to enter Phase III trials in 2003. Implitapide, an MTP inhibitor licensed from Bayer AG, should enter Phase II trials in certain types of hypercholesorolemia. We also licensed the right to use BioDelivery Sciences International's cochleate technology to deliver one poorly absorbed drug and one nucleotide-based compound. PPD also invested in Chemokine Therapeutics, a company that is developing two series of compounds that could be nearing an IND filing pathway. We are evaluating additional investment in Chemokine around these compounds.

Moving Forward

While big pharma and biotechnology outsourcing appear solid headed into 2003, we are also encouraged by a large increase in government-sponsored opportunities. This could provide a new avenue for growth in both the discovery and development segments.

In 2002 we were privileged to welcome Dr. Marye Anne Fox to our board. She is Chancellor of North Carolina State University and a renowned chemist. We also report that Mr. Paul Rizzo will not stand for re-election in 2003. We will miss Mr. Rizzo and are grateful for his service to PPD.

We will continue to work hard for our shareholders based on a firm foundation of operational excellence and financial performance.

Sincerely,

Fred N. Eshelman, Pharm.D.
Chief Executive Officer

Ernest Mario, Ph.D.
Chairman of the Board

Integrated Services Spanning Discovery Through Development

Unprecedented advances in science and technology continue to drive drug discovery and development, where the estimated average cost to develop a new prescription drug has risen 250 percent in the last decade. Costs continue to escalate with the growing complexity of developing a single new drug, while pharmaceutical and biotechnology companies face enormous pressures to contain rapidly increasing research and development costs, reduce the time to market and sustain profits through successful regulatory filings. Likewise, patent expirations, generic drugs and managed care also add to these pressures.

Our commitment to quality never wavers and underlies all our services and activities.

These challenges are demanding, and the race from target identification through IND submission to market approval is intensively competitive. As a result, pharmaceutical and biotechnology companies are seeking strategies and technologies for finding drug candidates more quickly and economically as well as solutions for reducing development costs and timelines while maintaining quality outcomes.

With a corporate mission to help clients maximize their return on research and development investments, PPD has built its business strategy and reputation on providing high-quality global integrated services from early drug discovery to post-market support. In 2002, PPD continued to demonstrate that its attention to quality, global capabilities and balanced portfolio of high-growth drug discovery and development services meet client needs and produce strong financial results. We focused on enhancing our therapeutic expertise and services through strategic acquisitions and investments, advancing our technologies, expanding capacity and extending our global reach.

We added another dimension to our vertically aligned oncology program with the acquisition of Piedmont Research Center. The acquisition of MRL International brings internationally recognized expertise in studies on drugs for lipid disorders and metabolic diseases. ProPharma enhances our ability to provide clients country-specific expertise in key markets in Asia while the addition of CSS enables us to offer a broader range of informatics services and products to our clients.

We added, developed and acquired rights to new technologies that broadened our capabilities in both discovery and development. For example, we added automated high throughput robotics to rapidly screen for relevant drug targets. To strengthen our services at our U.S. Phase I clinic, we installed state-of-the-art cardiac monitoring equipment.

Continuing to build our capacity and infrastructure in response to client demand, we expanded and renovated our laboratory space to house existing and new technologies for our discovery sciences and development services. In addition, we expanded both our expertise and geographic reach through acquisitions. We gained a state-of-the-art cancer research facility in the U.S. with the acquisition of Piedmont Research Center; specialty central laboratories in the U.S. and Belgium with the purchase of MRL International; and offices in San Francisco, California, Singapore, Hong Kong, and Taipei, Taiwan with the acquisitions of CSS and ProPharma. Recognizing the market demand for trials in Latin America, we added an office in Mexico and expanded our capabilities in key markets in South America.

PPD furthered its compound partnering strategy, obtaining worldwide rights from Bayer AG to undertake additional Phase I and II clinical studies on implitapide, a drug that has been tested in the area of atherosclerosis. We also licensed from BioDelivery Sciences International a drug delivery formulation. Development of the genitourinary compound dapoxetine, which we licensed to ALZA in January 2001, continues to move forward and we expect it to enter Phase III development in 2003.

Our commitment to quality never wavers and underlies all our services and activities. In 2002, we strengthened our training programs, implemented new processes and systems, and undertook an in-depth internal examination and review of every department within the company, producing concrete deliverables for quality improvement across the breadth of our discovery and development services.



Integrated Discovery and Development Solutions

With an unwavering commitment to quality performance, PPD provides integrated R&D services with comprehensive expertise to pharmaceutical and biotechnology companies.



DISCOVERY
DEVELOPMENT
Target Validation
Lead Compound Optimization
Preclinical
Pharmacology/ Toxicology
Target Identification
Lead Compound Identification
Drug Candidate Profiling
Chemical Manufacturing Controls (CMC)/ Pharmaceutics
COMPOUND PARTNERING


POST-MARKET
Phase I
Phase III
Phase IIIb/IV
Investigational New Drug Submission (IND/CTX/CTA)
Phase II
New Drug Application (NDA/MAA/CTD)

Technology Innovations and E-Solutions

To expedite the drug discovery and development process for clients, we continued to develop, acquire and implement a wide range of advanced technologies and e-solutions that increased efficiencies, generated quality data outcomes and improved communications. In addition, we continued to work with colleagues from pharmaceutical, biotechnology and clinical research organizations toward the development of worldwide standards to support electronic clinical data management that will drive efficiencies and decrease time and cost to develop drugs.

Other technology initiatives during 2002 included the following:

- We enhanced our arsenal of discovery technologies by adding gene microarray expression profile analysis, allowing us to rapidly screen more accurately thousands of gene samples from multiple cell types to identify targets for further evaluation.
- Our acquisition of CSS enables us to help our clients accelerate and improve clinical data management and validation processes through a full range of implementation, development, training, and validation and regulatory consulting services. The addition of CSS expanded our offering of specialized software products, including eLoader, a unique tool that automates the loading of external data into Oracle Clinical™, and CAVS (Computer Aided Validation System), which streamlines the test development and execution process.
- In early 2002, we launched PPD Patient Profiles, our graphical display technology for drug safety evaluation, to the industry and continued our two-year cooperative research and development agreement (CRADA) with the FDA, enabling FDA clinical data reviewers to use this patient data review tool on e-submissions and post-market data. In 2003 we plan to release PPD Patient Profiles v2.1 with multiple enhanced user capabilities, incorporating FDA and client feedback.
- Launched in 2001, PPD DirectConnect™ Web portals have grown to support more than 750 users across 26 leading industry companies. PPD DirectConnect is a secure, Web-based clinical project management technology that supports timely and efficient information flow among project team members, investigators and others involved in Phase II-IV clinical studies and cGMP and GLP analytical lab services.


EDC
Today's Realities, Tomorrow's Possibilities

In November 2002, PPD joined the Clinical Data Interchange Standards Consortium (CDISC) and CenterWatch in hosting a symposium/Webcast to explore the processes behind using electronic data capture (EDC) in drug development and the challenges of expanding its use in conducting clinical trials. *EDC: Today's Realities, Tomorrow's Possibilities* featured a panel of key stakeholders discussing highlights from a recent industry-wide research project to assess the environment for e-clinical trials and data interchange standards.



- The re-engineering of our data management processes to the Oracle Web-based clinical data management system was completed in 2002. We also introduced a Web-based document imaging system to enable us to scan in paper case report and query forms, and rapidly share the data globally with all members of a given project team.
- Similarly, we began to migrate to a Web-based system enabling us to track data showing safety parameters of a drug during clinical trials and post-market.
- We developed and installed an in-house laboratory information management system (LIMS) at our specialty central laboratories that interfaces with all instruments and virtually all aspects of operations to monitor results and create databases for clients.
- System enhancements of our interactive voice response system (IVRS), especially beneficial for high-volume clinical trials, included development of an automated validation system that assures quality and accuracy for the life span of the system.



www.ppdi.com is a growing source of information on all aspects of the company. Average visits in 2002 versus 2001 increased by 8,000 monthly to a total average of more than 63,000 per month.

Accelerating Target Discovery to IND Submission

Our acquisition of Piedmont Research Center enables us to further validate oncology targets using xenograft models that link target activity with tumor development.

Driving validated drug targets through preclinical studies to successful IND applications is the primary goal for drug discovery. According to an industry source, applying drug discovery techniques and technologies can save pharmaceutical and biotechnology companies an estimated $300 million in development costs and two years per drug, representing an overall 35 percent reduction in costs and a 15 percent reduction in time for each drug ultimately marketed.

In 2002 we continued to incorporate advanced technologies into our service offerings to assist clients in accelerating the process from early discovery to IND application submission. To improve target prioritization, we added gene microarray expression profile analysis to speed our ability to analyze large quantities of gene samples from different cell types more accurately. We completed the expansion and renovation of genomics laboratory space in Menlo Park, California, to house existing and new technologies.



Researchers at our Menlo Park discovery sciences facility use a flow cytometry cell sorter to select cells of interest, depending upon the parameters of the particular research.

We advanced our proprietary Pharmazyme™ *in vitro* metabolism technology by developing a method for synthesizing cytochrome P450 metabolites using recombinant human cytochrome P450 enzymes. This technology provides an alternative, less expensive means for producing compounds that otherwise would be difficult or very costly to produce by conventional chemical methods.

In 2002 we furthered our preclinical services by adopting a new integrated approach that combines pharmacology, metabolism, pharmacokinetic and toxicology expertise, allowing us to provide our clients with preclinical development plans, consulting and project management for successful regulatory submissions and global integrated development programs.



Compound Partnerships

Pharmaceutical and biotechnology companies have discovered a number of therapeutic compounds that have not yet been developed for a variety of reasons. As part of our mission to help clients maximize the return on their R&D investment, we seek opportunities to in-license select discoveries, jointly develop them with a partner and license them out again in collaborative arrangements that utilize our global development resources.

Under this compound partnering strategy we share the risk with our clients, helping them evaluate drug candidates earlier in the development cycle when the investment risk is significantly less than during later phases. We believe these risk-sharing models provide a significant reduction in cost and time to market for clients. Our goal is to create value for our clients while optimizing the potential for long-term revenue gains for PPD through the development of intellectual property.



We improved the value of our anti-human immunodeficiency virus (HIV) and anticancer targets by further prioritizing and validating the targets. Holding the rights to these molecular targets creates options for us to seek relicensing opportunities or to further develop selected targets ourselves in order to offer lead compounds or drug candidates in risk-sharing partnerships.

Our existing pipeline of several compounds at different stages of development verifies the success of our compound partnering strategy. We expect dapoxetine, the genitourinary compound we licensed to ALZA in January 2001, to enter Phase III development in 2003. In 2002, we obtained worldwide rights from Bayer AG to undertake additional Phase I and II clinical studies on implitapide. MRL International, a division of our development subsidiary, plans to initially pursue a safe and effective dose for patients with genetic or inherited forms of high cholesterol.

We gained the rights from BioDelivery Sciences International to a drug delivery formulation that we can apply to two products, allowing them to be taken orally instead of by injection.



Therapeutic Expertise Aligned to Meet Client Needs

To enhance our ability to assist clients in compressing time to market, PPD aligns and integrates its therapeutic expertise vertically from early discovery through clinical development. We provide dedicated cross-functional therapeutic programs, enabling us to offer clients experience and insight on bringing their compound to market expeditiously and cost effectively.

Four of the top five therapeutic areas for PPD in 2002 align with the top four areas of development activity for the industry – oncology, antiviral/anti-infective, cardiovascular and central nervous system – as compiled by industry analysts who reviewed drugs under development from preclinical through awaiting marketing approval. The fifth among our top five, endocrine/metabolic, represents a therapeutic area of rapid growth. According to industry sources, the global statin market alone is valued at more than $14 billion and growing at a rate of more than 20 percent.

We continue to strengthen and expand our arsenal of services across our vertically aligned therapeutic areas. In 2002, in particular, we significantly advanced our capabilities and expertise within the oncology and endocrine/metabolic areas.

Furthering our oncology program, we acquired Piedmont Research Center, a cancer research company that provides high-quality *in vivo* and *in vitro* laboratory testing services to develop cancer therapies efficiently and cost effectively. The experience and expertise of this preclinical staff strengthens our oncology program that spans drug discovery and development.

The demand for clinical oncology programs continued to grow in 2002, with our dedicated oncology group experiencing the largest growth of any of our areas. To meet client demand, we added significant staff expertise and conducted an increased number of global studies, including a regulatory presentation in China on behalf of one of our clients.

In the face of rapid growth within the metabolic and lipid-related disease market, we gained a unique position to meet client needs with the acquisition of MRL International, which provides specialty central laboratory services for large global clinical trials. Specializing in highly standardized efficacy and safety testing services, MRL International now operates as a division of our development subsidiary and brings internationally recognized expertise in studies on drugs for the treatment of metabolic, endocrine and cardiovascular diseases. In 2002, MRL International consolidated its European operations into a new 40,000-square-foot laboratory facility and opened a new 7,000-square-foot laboratory addition at its U.S. facility.



Using a fully automated software-controlled system, we provide analyses of immunoassays to assess the safety and efficacy of drugs in metabolic studies.

In 2002 we experienced rapid growth in the number of vaccine trials we conducted, particularly in the areas of HIV and biodefense, reflecting the increased funding for these two issues of global and national concern. We also completed a number of other vaccine trials including several large studies, each successfully enrolling from 2,000 to 4,500 subjects approximately two months earlier than contracted.



We submitted our first common technical document (CTD) for one of our clients in 2002. CTD is the new format for new drug applications adopted by the Food and Drug Administration, the European Medicines Evaluation Agency and Japanese authorities, which enables the same application to be submitted to all three agencies with the exception of the required regional- or country-specific information.

PPD Alignment with Industry Priorities in 2002

Therapeutic Specialization	Active Projects	Regulatory Filings and Presentations to Regulatory Authorities
Antiviral / Anti-infective	142 active protocols 8,411 sites 87,535 patients	Four CTAs[1] One presentation
Cardiopulmonary Disease	96 active protocols 6,509 sites 82,816 patients	
Central Nervous System / Analgesia / Anti-inflammatory	164 active protocols 4,834 sites 39,076 patients	One IND[2] Two CTAs One MAA[3] Five presentations
Endocrine / Metabolic Disease	98 active protocols 2,438 sites 42,702 patients	Five CTAs
Oncology / Hematology / Immunology	168 active protocols 4,327 sites 485,291 patients	Three INDs 43 CTAs One MAA One CTD[4] Three orphan drug applications One presentation

(1) Clinical trial applications (2) Investigational new drug application
(3) Marketing authorisation application (4) Common technical document

Global Provider of Integrated Development Solutions

Facing increasing economic and competitive pressures, pharmaceutical and biotechnology companies are increasing their R&D spend at double-digit rates, according to some industry experts. To meet these growing client demands, we extended our global reach, expanded our capacity and enhanced our capabilities.

Through both acquisition and organic growth, we extended our global reach. To expand our ability in key Asian markets, we acquired ProPharma, an Asian-based CRO. The acquisition provided extensive networks for clinical trials in Singapore; Hong Kong; Taipei, Taiwan; Bombay, India; and Beijing, China. To meet growing client needs for clinical studies in Latin America, we grew our staff and our capabilities in key markets, including Argentina and Brazil, and added an office in Mexico.

We expanded our stability storage capacity at our cGMP product analysis laboratory in Middleton, Wisconsin, with the addition of seven walk-in chambers. We enhanced our capabilities with the installation of automated and other advanced technologies for our growing inhalation services. In addition, we furthered our macromolecule testing capabilities to meet the needs of our biotechnology clients.

We completed the expansion of our GLP bioanalytical laboratory in Richmond, Virginia, increasing space for R&D and sample receipt as well as sample storage to provide long-term storage capability to meet our client needs. We implemented an automated bioanalysis sample preparation system, which is expected to significantly reduce project completion time.



To meet the needs of our growing inhalation services, we use robotics to efficiently and accurately perform spray content uniformity tests of aqueous nasal spray products.

In 2002, Biogen, Inc. selected our medical communications division to serve as part of its psoriasis support program for its new drug, AMEVIVE® (alefacept). Biogen selected us for our ability to provide seamless high-quality, cost-effective medical information services for healthcare professionals and ongoing treatment and adherence support services for patients.



We also successfully converted our gas chromatography/mass spectrometry (GC/MS) steroidal methods equipment to liquid chromatography/mass spectrometry (LC/MS) equipment to provide cost savings and to comply with future regulatory guidelines.

To streamline operations, we consolidated our U.S. Phase I clinical business into our Austin, Texas, clinic, one of the largest in the U.S. We also installed equipment that enables us to record and monitor the effect of drugs on the electrocardiograms (ECG) of study volunteers to meet an expected increase in demand for ECG intensive studies resulting from new guidelines affecting clinical trials.

Supporting more than 125 compounds in virtually every therapeutic category, our medical communications division expanded its capabilities to be able to provide multinational medical and drug information, post-market safety surveillance and medical writing services. We expanded our post-market safety surveillance services and now offer additional capabilities in biomedical literature surveillance and periodic safety reports.

We conducted market research in 2002 to determine the later phase needs of our pharmaceutical and biotechnology clients, and as a result we are rolling out a new integrated portfolio of services from our market development group in first quarter 2003. Combining advanced technologies and expertise in clinical conduct, marketing and health outcomes solutions, these global services include late-stage clinical trials, medical communications, health outcomes and consumer health programs.



Our Phase I telemetry system provides clients with superior technology for cardiac monitoring during clinical trials, recording the ECG wave forms of study volunteers and generating specialized cardiac reports tailored to client needs. Fully integrated with our Oracle® database, this system is aligned with our ongoing electronic data capture initiatives.



The Quality Performance Difference™

Continuing its industry-recognized commitment to quality, PPD initiated a series of in-depth internal assessments within every department to identify opportunities for improvement in 2002. Founded on a philosophy that there is always room to improve, this internal review of both revenue- and non-revenue-generating departments is continuing in 2003, producing deliverables for quality improvement across the company worldwide. Highlights of other quality initiatives in 2002 included the following:



Quality standards that exceed ICH guidelines
Senior management oversight committee for quality initiatives
Comprehensive computer validation processes
Quality and compliance trend analysis system
Departmental QC, corporate QA
The Quality Performance Difference

- As part of a company-wide initiative, we completed the first of a series of online case studies in late 2002 for rollout in early 2003. The series is designed to help employees learn from each other by presenting case studies based on lessons learned, high-performing teams and behaviors that improve company performance as a whole.
- As part of our ongoing commitment to continuing education for our employees, we developed workshops to foster advanced knowledge and skills in areas key to driving efficiencies, communications and quality performance.
- We introduced an enhanced Clinical Foundation Program, our comprehensive training program that uses mock trials, exercises and simulations to provide clinical monitors, project managers and research assistants intensive study and practice in the skills required for clinical trial monitoring.
- We developed and implemented a new automated validation utility software for biostatistical analysis of clinical data, allowing us to meet project-specific validation requirements more efficiently and accurately.
- In our bioanalytical labs, we created and validated an automated system to further our ability to consistently track and document equipment maintenance and calibration in a timely manner.
- In Europe, we enhanced our biostatistics and data management training programs, including adding more than 50 modules ranging from technical training to personal development and a new formal competency review program to ensure consistent high quality.

In response to client demand, we now license our portfolio of clinical training programs and products. Depending upon their needs, clients may license entire training programs or individual courses developed by PPD.

Selected Consolidated Financial Data

in thousands, except per share data

The following table represents selected historical consolidated financial data. The statement of operations data for the years ended December 31, 2000, 2001 and 2002 and balance sheet data at December 31, 2001 and 2002 are derived from our audited consolidated financial statements included elsewhere in this report. The statement of operations data for each of the years ended December 31, 1998 and 1999, and the balance sheet data at December 31, 1998, 1999 and 2000 are derived from audited consolidated financial statements not included in this report. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to the financial statements.

	Years Ended December 31,				
	1998	1999	2000	2001	2002
Net revenues	$ 263,118	$ 328,414	$ 372,650	$ 460,633	$ 608,657
Operating expenses	237,495	291,488	329,103	388,041	500,212
Merger costs, and acquired in-process research and development costs	3,163	218	-	-	-
	240,658	291,706	329,103	388,041	500,212
Income from operations	22,460	36,708	43,547	72,592	108,445
Impairment of equity investments	-	-	-	-	(33,787)
Other income, net	3,588	4,337	7,284	5,414	3,989
Income from continuing operations before provision for income taxes	26,048	41,045	50,831	78,006	78,647
Provision for income taxes	9,448	12,154	18,521	28,747	38,645
Income from continuing operations before equity in net loss of investee	16,600	28,891	32,310	49,259	40,002
Equity in net loss of investee, net of income taxes	-	-	-	92	105
Net income from continuing operations	16,600	28,891	32,310	49,167	39,897
Income (loss) from operations of discontinued environmental sciences segment, net [1]	4,614	(395)	-	-	-
Net income	$ 21,214	$ 28,496	$ 32,310	$ 49,167	$ 39,897
Income from continuing operations per share:					
Basic	$ 0.35	$ 0.59	$ 0.65	$ 0.95	$ 0.73
Diluted	$ 0.34	$ 0.58	$ 0.64	$ 0.94	$ 0.72
Income (loss) from discontinued operations per common share:					
Basic	$ 0.10	$ (0.01)	$ -	$ -	$ -
Diluted	$ 0.10	$ (0.01)	$ -	$ -	$ -

	Years Ended December 31,				
	1998	1999	2000	2001	2002
Net income per common share:					
Basic	$ 0.44	$ 0.58	$ 0.65	$ 0.95	$ 0.73
Diluted	$ 0.44	$ 0.57	$ 0.64	$ 0.94	$ 0.72
Weighted average number of common shares outstanding:					
Basic	47,982	49,132	49,930	51,689	54,710
Dilutive effect of stock options	338	574	424	805	633
Diluted	48,320	49,706	50,354	52,494	55,343

	As of December 31,				
	1998	1999	2000	2001	2002
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 34,821	$ 61,251	$ 76,411	$ 143,173	$ 181,224
Working capital (2)	93,309	104,973	106,903	152,829	187,696
Total assets	243,329	288,703	344,915	465,400	692,120
Long-term debt	224	359	1,353	1,871	6,649
Long-term debt, including current portion	5,656	570	1,967	3,074	8,406
Shareholders' equity	158,769	192,464	233,943	302,635	440,337

(1) The discontinued operations include the environmental sciences group sold in January 1999. All prior periods have been restated to reclassify the results of operations of the environmental sciences group to discontinued operations.

(2) Working capital is calculated as current assets minus current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes. In this discussion, the words "PPD," "we," "our" and "us" refer to Pharmaceutical Product Development, Inc., together with its subsidiaries where appropriate.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of the federal securities laws. These statements relate to future events or our future financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, expectations, predictions, assumptions and other statements that are not statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue," or the negative of these terms, or other comparable terminology. These statements are only predictions. These statements rely on a number of assumptions and estimates which could be inaccurate and which are subject to risks and uncertainties. Actual events or results might differ materially due to a number of factors, including those listed in "Potential Volatility of Quarterly Operating Results and Stock Price" and in "Part I Item 1. Business — Factors that Might Affect our Business or Stock Price." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We generally undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

ACQUISITIONS

In February 2002, PPD acquired 100% of the outstanding common stock of Medical Research Laboratories International, Inc. ("MRL U.S.") and Medical Research Laboratories International, BVBA ("MRL Belgium"), collectively, "MRL." MRL is part of the Development Group of PPD. MRL U.S. operates a central laboratory near Cincinnati, Ohio, and MRL Belgium operates a central laboratory in Brussels, Belgium. MRL provides highly standardized efficacy and safety testing services for pharmaceutical companies engaged in clinical drug development. PPD acquired MRL for total consideration of $113.1 million, including $39.0 million in cash, $73.5 million in PPD's common stock (approximately 2.6 million unregistered shares) and direct acquisition costs of $0.6 million for legal, appraisal and accounting fees.

In April 2002, PPD acquired Piedmont Research Center II, Inc., or PRC, a cancer research laboratory based in Morrisville, North Carolina that performs preclinical evaluations of anti-cancer therapies. The research facility serves national and international pharmaceutical and biotechnology companies. PRC is part of the Discovery Sciences Group of PPD. PPD acquired PRC for total consideration of $19.6 million, including $2.4 million in cash, $17.1 million in PPD's common stock (0.5 million unregistered shares) and direct acquisition costs of $0.1 million for legal and accounting fees.

In June 2002, PPD acquired Complete Software Solutions, Inc., or CSS, a technical consulting firm offering a full range of implementation, validation and training services as well as specialized software for pharmaceutical and biotechnology industries. CSS is part of the Development Group of PPD. PPD acquired CSS for total consideration of $16.8 million in cash.

In June 2002, PPD acquired ProPharma Pte Ltd., an Asian-based clinical research organization with extensive experience in managing pan-Asian clinical trials. ProPharma is part of the Development Group of PPD. PPD acquired ProPharma for total consideration of $3.0 million in cash. In addition, PPD agreed to pay up to $1.4 million as additional purchase price, depending upon the financial performance of ProPharma for a specified period following the acquisition.

These acquisitions were accounted for using the purchase method, utilizing appropriate fair value techniques to allocate the purchase price based on the estimated fair values of the assets and liabilities. Accordingly, the estimated fair value of assets acquired and liabilities assumed were included in PPD's consolidated balance sheet as of the effective date of the acquisitions. The results of operations are included in PPD's consolidated results of operations as of and since the effective dates of the acquisitions. There were no significant differences between the accounting policies of PPD or any of the companies acquired in these acquisitions. For further details regarding these acquisitions, see Note 2 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

We recognize revenues from fixed-price contracts on a proportional performance basis in our Development Group. To measure the performance, we compare actual direct costs incurred to estimated total contract direct costs, which is the best indicator of the performance of the contract obligations as the costs relate to the labor hours incurred to perform the service. We recognize revenues from time-and-materials contracts as hours are incurred, multiplied by the billable rates for each contract in both our Development Group and Discovery Sciences Group. For our Phase I and laboratory businesses, we also recognize revenues from unitized contracts as subjects or samples are tested, multiplied by the price of each.

In connection with the management of multi-site clinical trials, we pay on behalf of our customers fees to investigators and test subjects, and other out-of-pocket costs, such as travel, printing, meetings, couriers, etc., for which we are reimbursed at cost. Effective January 1, 2002, in connection with the required implementation of EITF 01-14, amounts paid by us as a principal for out-of-pocket costs are now included in direct costs, while the reimbursements we receive as a principal are reported as reimbursed out-of-pocket revenues in the income statement. We plan to continue to net revenue and expense in the income statement from fees and associated reimbursements that we receive as an agent. Prior year amounts have been reclassified to conform with current year presentation.

Most contracts are terminable either immediately or after a specified period following notice by the client. These contracts typically require payment to us of expenses to wind down a study, payment to us of fees earned to date, and in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early.

Discovery Sciences Group revenues also include nonrefundable technology license fees and milestone payments. The nonrefundable license fees are generally up-front payments for the initial license of and access to our technology. For nonrefundable license fees received at the initiation of license agreements for which we have an ongoing research and development commitment, we defer these fees and recognize them ratably over the period of the related research and development. For nonrefundable license fees received under license agreements where our continued performance of future research and development services is not required, we recognize revenue upon delivery of the technology. In addition to license fees, our Discovery Sciences Group also generates revenue from time to time in the form of milestone payments. Milestone payments are only received and recognized as revenues if the specified milestone is achieved and accepted by the customer and continued performance of future research and development services related to that milestone are not required. Although these payments are typically lower than up-front license fees, these payments can be significant because they are triggered as a result of achieving specified scientific milestones. We receive milestone payments in connection with sublicensing of compounds and in association with our target validation work.

We record our recurring operating expenses among five categories:

- direct costs;
- research and development;
- selling, general and administrative;
- depreciation; and
- amortization.

Direct costs consist of appropriate amounts necessary to carry out the revenue and earnings process, and include direct labor and related benefit charges, other costs directly related to contracts, an allocation of facility and information technology costs, and reimbursable out-of-pocket expenses. Direct costs, as a percentage of net revenues, tend to and are expected to fluctuate from one period to another as a result of changes in labor utilization and the mix of service offerings involved in the hundreds of studies conducted during any period of time.

Research and development, or R&D, expenses consist primarily of labor and related benefit charges associated with personnel performing internal research and development work, supplies associated with this work and an allocation of facility and information technology costs.

Selling, general and administrative, or SG&A, expenses consist primarily of administrative payroll and related benefit charges, sales, advertising and promotional expenses, recruiting and relocation expenses, administrative travel, an allocation of facility and information technology costs and costs related to professionals working in an indirect capacity.

Depreciation expenses consist of depreciation costs recorded on a straight-line method, based on estimated useful lives of 40 to 50 years for buildings, five years for laboratory equipment, three years for computers and related equipment and four to ten years for furniture and equipment, except for our airplane, which we are depreciating over 30 years. Leasehold improvements are depreciated over the shorter of the respective lives of the leases or the useful lives of the improvements. Property under capital leases is depreciated over the life of the lease or the service life, whichever is shorter.

Amortization expenses consist of amortization costs recorded on intangible assets on a straight-line method over the life of the intangible assets. The excess of the purchase price of a business acquired over the fair value of net tangible assets, identifiable intangible assets and acquired in-process research and development costs at the date of the acquisition has been assigned to goodwill. Goodwill was being amortized over periods of 10 to 25 years prior to January 1, 2002. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142. We adopted SFAS No. 142 as of January 1, 2002 and no longer amortize goodwill. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption. We completed the transitional impairment test as of January 1, 2002 and the annual impairment test as of October 1, 2002 and did not identify any impairments of goodwill. These tests involved determining the fair market value of each of the reporting units with which the goodwill was associated and comparing the estimated fair market value of each of the reporting units with its carrying amount. Amortization expense related to goodwill for 2001 was $0.9 million.

The following tables set forth amounts for certain items in our consolidated financial statements expressed as a percentage of net revenue, before reimbursed out-of-pockets, from continuing operations and the percentage changes in dollar amounts of certain items compared with the prior period. The following tables exclude revenue and costs related to reimbursable out-of-pocket expenses because they are not generated by the services we provide, do not yield any gross profit to us, and do not have any impact on our net income. Thus, we believe this information is useful to our investors because it presents the revenue and expenses that are directly attributable to the services we provide to our clients and provides a more accurate picture of our operations results and margins.

Percentage of Net Revenue, before reimbursed out-of-pockets, from continuing operations

dollars in thousands

	For the Years Ended December 31,					
	2000		2001		2002	
	Amount	%	Amount	%	Amount	%
Net revenue: (1)						
Development	$ 330,516	95.7%	$ 403,701	93.5%	$ 545,139	96.9%
Discovery sciences	14,802	4.3	27,840	6.5	17,510	3.1
	345,318	100.0	431,541	100.0	562,649	100.0
Direct costs: (1)						
Development	166,586	48.3	196,078	45.5	261,169	46.4
Discovery sciences	5,978	1.7	11,794	2.7	7,831	1.4
	172,564	50.0	207,872	48.2	269,000	47.8
Research and development expenses	2,791	0.8	4,422	1.0	10,540	1.9
Selling, general and administrative expenses	109,183	31.6	126,391	29.3	150,433	26.7
Depreciation	16,291	4.7	19,200	4.5	23,189	4.1
Amortization	942	0.3	1,064	0.2	1,042	0.2
Operating income	$ 43,547	12.6%	$ 72,592	16.8%	$ 108,445	19.3%

Percentage Change For the Years Ended December 31,

	2001 vs. 2000	2002 vs. 2001
Net revenue: (1)		
Development	22.1%	35.0%
Discovery sciences	88.1	(37.1)
Total net revenue	25.0	30.4
Direct costs: (1)		
Development	17.7	33.2
Discovery sciences	97.3	(33.6)
Research and development expenses	58.4	138.4
Selling, general and administrative expenses	15.8	19.0
Depreciation	17.9	20.8
Amortization	13.0	(2.1)

(1) Does not include reimbursed out-of-pockets and reimbursable out-of-pocket expenses. GAAP is defined as generally accepted accounting principles in the United States.

Reconciliation of Non-GAAP numbers

	For the Years Ended December 31,		
	2000	2001	2002
Total net revenue per statement of operations	$372,650	$460,633	$608,657
Less: reimbursed out-of-pockets	27,332	29,092	46,008
Total net revenue per schedule above	$345,318	$431,541	$562,649
Total direct costs per statement of operations	$199,896	$236,964	$315,008
Less: reimbursable out-of-pocket expenses	27,332	29,092	46,008
Total direct costs per schedule above	$172,564	$207,872	$269,000

YEAR ENDED DECEMBER 31, 2002 VERSUS YEAR ENDED DECEMBER 31, 2001

Net revenue increased $148.0 million in 2002, or 32.1%, to $608.7 million from $460.6 million for 2001. Net revenue, before reimbursed out-of-pockets, increased $131.1 million in 2002, or 30.4%, to $562.6 million from net revenue, before reimbursed out-of-pockets, of $431.5 million for 2001. The Development Group's operations accounted for 96.9% of net revenue for 2002. The Development Group generated net revenue of $545.1 million, an increase of $141.4 million, or 35.0%, from 2001. The increase in the Development Group's net revenue was primarily attributable to an increase in the size and number of contracts in the global contract research organization, or CRO, Phase II through IV services. In addition, acquisitions in the Development Group completed during 2002 contributed net revenue of $49.4 million for 2002.

The Discovery Sciences Group generated net revenue of $17.5 million in 2002, a decrease of $10.3 million, or 37.1%, from 2001. The higher 2001 Discovery Sciences' net revenue was primarily attributable to a milestone payment generated in the first quarter of 2001 from sublicensing the compound dapoxetine to ALZA Corporation, now a part of Johnson & Johnson.

Total direct costs increased 32.9% to $315.0 million in 2002 from $237.0 million in 2001. Total direct costs, excluding reimbursable out-of-pocket expenses, increased 29.4% to $269.0 million in 2002 from $207.9 million in 2001, and decreased slightly as a percentage of net revenue to 47.8% in 2002 from 48.2% for 2001. Development Group direct costs increased to $261.2 million in 2002 as compared to $196.1 million for 2001. This increase resulted primarily from increased personnel costs due to the increase in the size and number of contracts in the global CRO Phase II through IV services and the direct costs associated with acquisitions completed during 2002. Development Group direct costs decreased as a percentage of related net revenue from 48.6% in 2001 to 47.9% in 2002. This decrease was principally due to the mix of levels of personnel involved in the contracts performed, variations in the utilization of personnel and the mix of contracts being performed during each period. Discovery Sciences direct costs decreased to $7.8 million in 2002 as compared to $11.8 million for 2001. The higher 2001 Discovery Sciences direct costs were primarily due to the costs associated with sublicensing dapoxetine to ALZA in the first quarter of 2001.

R&D expenses increased 138.4% to $10.5 million in 2002 from $4.4 million in 2001. This increase was primarily attributable to an increase in spending on R&D in the Discovery Sciences Group to develop intellectual property. As of the end of 2002, the Discovery Sciences Group had almost doubled the number of employees working on internal R&D projects as compared to the end of 2001. We expect internal R&D spending to continue to increase in both target validation and the chemistry GGTase programs.

SG&A expenses increased 19.0% to $150.4 million in 2002 from $126.4 million in 2001. The increase was primarily attributable to additional administrative personnel costs and an increase in recruiting, travel and training costs associated with new operational employees hired to support our expanding operations. As a percentage of net revenue, excluding reimbursed out-of-pockets, SG&A expenses decreased to 26.7% in 2002 from 29.3% for 2001. This decrease is primarily attributable to the increase in revenue, and to a smaller extent, to increased efficiencies as our operations expand.

Depreciation expense increased $4.0 million, or 20.8%, to $23.2 million in 2002 from $19.2 million in 2001. The increase was related to the depreciation of the increased investment in property and equipment due primarily to our growth. Capital expenditures were $36.5 million in 2002. The majority of our capital investment in 2002 was due to additional facility and equipment costs to increase laboratory capacity, costs to enhance and expand our information technology capacity, and computer software and hardware for new employees.

Amortization expense was $1.1 million in 2001 and $1.0 million in 2002. During 2002, amortization of backlog associated with the acquisition of MRL accounted for $0.9 million of the amortization expense. During 2001, amortization of goodwill accounted for $0.9 million of the amortization expense. We adopted SFAS No. 142 as of January 1, 2002 and no longer amortize goodwill in our financial statements. See Note 5 of Notes to Consolidated Financial Statements for a more detailed discussion of SFAS No. 142.

Operating income increased $35.9 million to $108.4 million in 2002, as compared to $72.6 million in 2001. As a percentage of net revenue, excluding reimbursed out-of-pockets, operating income increased to 19.3% of net revenue in 2002 from 16.8% in 2001. This increase was primarily due to our revenue growth and our focus on controlling the increase in both direct and administrative costs.

During the first quarter of 2002, we recorded a $32.0 million write-down of the carrying value of our investment in DNA Sciences, Inc., for an other than temporary decline in value. Our investment in DNA Sciences was deemed to be impaired as a result of historical and projected performance, cash needs and an independent valuation of the market value of DNA Sciences. During the fourth quarter of 2002, we recorded an impairment of equity investment of $1.8 million to write down the carrying value of our investments in Gallery Systems, Inc. (formerly Digital Arts and Sciences Corporation), and IntraBiotics Pharmaceuticals, Inc., for an other than temporary decline in value.

Our provision for income taxes increased $9.9 million, or 34.4%, to $38.6 million in 2002, as compared to $28.7 million in 2001. We recorded a net tax benefit of $2.3 million and a deferred tax valuation allowance of $11.2 million associated with the $33.8 million impairment of equity investments. This valuation allowance was recorded due to the uncertainty of utilizing the capital loss benefit prior to the expiration of the loss carryforward period. Our effective income tax rate, excluding this $2.3 million tax benefit and the related impairment expense of $33.8 million, remained constant at approximately 36.5%.

Net income of $39.9 million in 2002 represents a decrease of $9.3 million from $49.2 million in 2001. This includes $33.8 million of impairment of equity investments and $2.3 million related to tax benefit. Net income per diluted share of $0.72 in 2002 represents a decrease from $0.94 in net income per diluted share in 2001. Net income per diluted share of $0.72 in 2002 includes a loss of $0.57 related to the impairment of equity investments and the tax benefit associated with this write-down.

YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

Net revenue increased $87.9 million in 2001, or 23.6%, to $460.6 million from $372.7 million for 2000. Net revenue, before reimbursed out-of-pockets, increased $86.2 million in 2001, or 25.0%, to $431.5 million from net revenue, before reimbursed out-of-pockets, of $345.3 million in 2000. The Development Group's operations accounted for 93.5% of net revenue for 2001. The Development Group generated net revenue of $403.7 million, an increase of $73.2 million, or 22.1%, from 2000. The increase in the Development Group's net revenue was primarily attributable to an increase in the size, scope and number of contracts in the global CRO Phase II through IV services, as well as the increase in the number of contracts in the North America laboratory services.

The Discovery Sciences Group generated net revenue of $27.8 million in 2001, an increase of $13.0 million, or 88.1%, from 2000. The growth in the Discovery Sciences' operations was primarily attributable to revenue generated from sublicensing the compound dapoxetine to ALZA Corporation in the first quarter of 2001 and the payments from Eli Lilly and Company in 2001 for relinquishing our rights to all compounds other than dapoxetine licensed by us in 1998.

Total direct costs increased 18.5% to $237.0 million in 2001 from $199.9 million in 2000. Total direct costs, excluding reimbursable out-of-pocket expenses, increased 20.5% to $207.9 million in 2001 from $172.6 million for 2000 and decreased as a percentage of net revenue to 48.2% in 2001 as compared to 50.0% in 2000. The Development Group's direct costs increased to $196.1 million in 2001 as compared to $166.6 million in 2000. This increase resulted primarily from increased personnel costs due to the increase in the size and number of contracts in the global CRO Phase II through IV services. The Development Group's direct costs decreased as a percentage of related net revenue to 48.6% in 2001 from 50.4% in 2000. This decrease is principally due to the mix of levels of personnel involved in the contracts performed, variations in the utilization of personnel and the mix of contracts being performed during each period. Discovery Sciences' direct costs increased to $11.8 million in 2001 as compared to $6.0 million in 2000. This increase was primarily due to the costs associated with sublicensing dapoxetine and the increase in the functional genomics services' direct costs associated with its increased FTE revenue.

R&D expenses increased 58.4% to $4.4 million in 2001 from $2.8 million in 2000. This increase was primarily due to the increase in spending on R&D in the Discovery Sciences Group. As of the end of 2001, the Discovery Sciences Group had more than double the number of employees working on R&D as compared to the end of 2000.

SG&A expenses increased 15.8% to $126.4 million in 2001 from $109.2 million in 2000. The increase was primarily attributable to additional administrative personnel costs and an increase in recruiting and training costs associated with new hires to support our expanding operations. As a percentage of net revenue, excluding reimbursed out-of-pockets, SG&A expenses decreased to 29.3% in 2001 from 31.6% in 2000. This decrease is primarily attributable to the increase in revenue and, to a smaller extent, to increased efficiencies as our operations expand.

Depreciation expense increased $2.9 million, or 17.9%, to $19.2 million in 2001 from $16.3 million in 2000. The increase was related to the depreciation on the increased investment in property and equipment due primarily to our growth. Capital expenditures were $41.9 million in 2001 as compared to $21.5 million in 2000. The majority of our capital investment in 2001 was for the acquisition of a new airplane to replace our previous plane, which was more than 27 years old, additional facility costs related to our laboratories to increase capacity, additional software licenses related to our increase in headcount and additional scientific equipment in our laboratories.

Amortization expense remained relatively consistent at approximately $1.1 million in 2001 as compared to $0.9 million for 2000. During 2001 and 2000, amortization of goodwill accounted for $0.9 million of the amortization expense.

Operating income increased $29.1 million to $72.6 million in 2001, as compared to $43.5 million in 2000. As a percentage of net revenue, excluding reimbursed out-of-pockets, operating income increased to 16.8% of net revenue in 2001 from 12.6% in 2000. This increase was primarily due to our revenue growth and our focus on controlling the increase in both direct and administrative costs.

Our provision for income taxes increased $10.2 million, or 55.2%, to $28.7 million in 2001, as compared to $18.5 million in 2000. Our effective income tax rate increased to 36.9% in 2001 from 36.4% in 2000. Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pretax earnings among locations with varying tax rates. In particular, as the geographic mix of our pretax earnings among various tax jurisdictions changes, our effective tax rate might vary from period to period.

In October 2001, we made an investment in Apothogen, Inc. Given the involvement of the Chairman of our Board of Directors and our Chief Executive Officer in Apothogen, we were accounting for our investment in Apothogen under the equity method of accounting. Equity in net loss of investee, net of income taxes, was $0.1 million for 2001. In April 2002, Apothogen was acquired by IntraBiotics Pharmaceuticals, Inc., and we received IntraBiotics common stock in exchange for our stock in Apothogen. The investment in IntraBiotics no longer qualifies for equity method accounting.

Net income of $49.2 million in 2001 represents an increase of $16.9 million over $32.3 million in 2000. Net income per diluted share of $0.94 in 2001 represents an increase from $0.64 in net income per diluted share in 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we had $181.2 million of cash and cash equivalents on hand. Our expected primary cash needs on both a short-and long-term basis are for capital expenditures, expansion of services, possible acquisitions, geographic expansion, working capital and other general corporate purposes. We have historically funded our operations and growth, including acquisitions, with cash flow from operations, borrowings and sales of our stock. We are exposed to changes in interest rates on cash equivalents and amounts outstanding under notes payable, notes receivable and lines of credit. Our cash and cash equivalents are invested in financial instruments that are rated A or better by Standard & Poor's or Moody's and earn interest at market rates.

In 2002, our operating activities provided $105.8 million in cash as compared to $101.3 million last year. The increase in cash flow from operations is primarily due to an increase in our net revenues, an increase in operating margins as a percentage of net revenues and our effort to control accounts receivable. In 2002, net income of $39.9 million, impairment of equity investments of $33.8 million, depreciation and amortization of $24.2 million and a net increase of $8.8 million in net operating assets and liabilities were partially offset by the $1.6 million decrease in deferred income taxes.

In 2002, our investing activities used $78.8 million in cash. The net cash used for acquisitions of $50.6 million, purchases of investments of $8.8 million and capital expenditures of $36.5 million were partially offset by $17.0 million received from the repayment of notes receivable.

In 2002, our financing activities provided $6.1 million in cash, as net proceeds from stock option exercises and purchases under our employee stock purchase plan totaling $7.5 million and proceeds from long-term debt of $1.5 million were partially offset by $2.9 million in repayments of capital lease obligations.

Working capital as of December 31, 2002 was $187.7 million, compared to $152.8 million at December 31, 2001. The increase in working capital was due primarily to the increase in accounts receivable and unbilled services, net, of $59.2 million and the increase in cash of $38.1 million which were partially offset by the increase in unearned income of $32.2 million, the increase in payables to investigators of $12.7 million and the increase in other accrued expenses of $19.1 million. The number of days' revenue outstanding in accounts receivable and unbilled services, net of unearned income, also known as DSO, were 35.4 and 43.0 days as of December 31, 2002 and December 31, 2001, respectively. This improvement is a result of a focused effort by management on improving the accounts receivable collection process along with temporary improved terms regarding investigator fee down payments. We expect DSO in the future will fluctuate depending on the mix of contracts performed within a quarter and our success in collecting receivables.

We maintain a defined benefit pension plan for certain employees and former employees in the United Kingdom. The projected benefit obligation for the benefit plan at December 31, 2002 and December 31, 2001, as determined in accordance with SFAS No. 87, "Employers Accounting for Pensions," was $19.8 million and $14.8 million, respectively, and the value of the plan assets was $13.3 million and $14.2 million, respectively. As a result, the plan was under-funded by $6.5 million at December 31, 2002 and by $0.6 million at December 31, 2001. Due to the decline in the fair market value of the plan asset, it is likely that the amount of our contributions to the plan will increase from the $1.0 million of contributions made in 2002. In addition, we expect the pension cost to be recognized in the financial statements will decrease from the $1.3 million recognized in 2002 to approximately $1.2 million in 2003.

The expense to be recognized in future periods could increase further, depending upon the amount of the change in fair market value of the plan assets and the change in the projected benefit obligation.

The decrease in the market value of plan assets is likely to cause the amount of the under-funded status to increase. Though we have not yet determined the exact amount of such under-funding, after completion of the actuarial valuations in 2003 we could be required to record an additional reduction to shareholders' equity. We recorded a reduction to shareholders' equity in 2002 of $5.5 million. However, we do not believe the under-funded status of the pension plan will materially affect our results of operations, financial position or cash flows. Moreover, given the impact that the discount rate and stock market performance have on the projected benefit obligation and market value of plan assets, future changes in either one of these may significantly reduce or increase the amount of our pension plan under-funding.

In June 2002, we amended our revolving credit facility for $50.0 million from Wachovia Bank, N.A., formerly known as First Union National Bank. The purpose of the amendment was to extend the expiration date. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. As of December 31, 2002, there was no amount outstanding under this credit facility. This credit facility is currently scheduled to expire in June 2003, at which time any outstanding balance will be due.

In July 2002, we entered into a new revolving credit facility for $50.0 million with Bank of America, N. A. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. As of December 31, 2002, there was no amount outstanding under this credit facility. This credit facility is currently scheduled to expire in June 2003, at which time any outstanding balance will be due.

In April 2000, we made an investment in Spotlight Health, Inc., formerly known as ADoctorInYourHouse.com. In January 2001, we entered into an agreement with Spotlight Health and Wachovia Bank, N.A. to guarantee a revolving $2.0 million line of credit provided to Spotlight Health by Wachovia. Indebtedness under the line is unsecured and subject to traditional covenants relating to financial ratios. As of December 31, 2002, Spotlight Health had $2.0 million outstanding under this credit facility. This credit facility is currently scheduled to expire in June 2003, at which time any outstanding balance will be due. We review the financial statements of Spotlight Health on a quarterly basis to determine if it has sufficient financial resources to continue operations. While we do not have current concerns regarding Spotlight Health's ability to repay this facility, should events and circumstances in the future change, Spotlight Health might not be in the position to repay the facility and Wachovia might attempt to collect on our guaranty of this facility.

We expect to continue expanding our operations through internal growth and strategic acquisitions. We expect these activities will be funded from existing cash, cash flow from operations and borrowings under our existing or future credit facilities. We believe that these sources of liquidity will be sufficient to fund our operations for the foreseeable future, but offer no assurances. From time to time, we evaluate potential acquisitions and other growth opportunities, which might require additional external financing, and we might seek funds from public or private issuances of equity or debt securities. In particular, our sources of liquidity could be affected by our dependence on a small number of industries and clients, compliance with regulations, international risks, personal injury, environmental or intellectual property claims, as well as other factors described under "Factors that Might Affect our Business or Stock Price," included in our annual report on Form 10-K for the year ended December 31, 2002, "Potential Volatility of Quarterly Operating Results and Stock Price," "Quantitative and Qualitative Disclosures about Market Risk," and "Critical Accounting Policies and Estimates."

Contractual Obligations and Commercial Commitments

Future minimum payments for all contractual obligations for years subsequent to December 31, 2002 are as follows (in thousands):

	Total	2003	2004 – 2005	2006 – 2007	2008 and thereafter
Long-term debt, including interest payments	$ 11,112	$ 2,206	$ 2,323	$ 1,162	$ 5,421
Operating leases	158,500	26,071	47,118	34,017	51,294
Less: sublease income	(414)	(311)	(103)	-	-
Total	$ 169,198	$ 27,966	$ 49,338	$ 35,179	$ 56,715

Other commercial commitments include the guarantee we provide on Spotlight Health's $2.0 million line of credit. See full details on this arrangement in the "Liquidity and Capital Resources" section.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations. We have discussed the application of these critical accounting policies with our Board of Directors and its Finance & Audit Committee.

The majority of our revenues are recorded from fixed-price contracts on a proportional performance basis. To measure performance, we compare actual direct costs incurred to estimated total contract direct costs, which is the best indicator of performance of the contract obligations as the costs relate to the labor hours incurred to perform the service. Direct costs are primarily comprised of labor overhead related to the delivery of services. Each month costs are accumulated on each project and compared to the budget for that particular project. This determines the percentage-of-completion on the project. This percentage is multiplied by the contract value to determine the amount of revenue that can be recognized. Each month management reviews the budget on each project to determine if the assumptions within the budget are still correct and budgets are adjusted accordingly. As the work progresses, original estimates might be deemed incorrect due to, among other things, revisions in the scope of work or patient enrollment rate, and a contract modification might be negotiated with the customer to cover additional costs. If not, we bear the risk of cost overruns. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future. Should our estimated costs on fixed-price contracts prove to be low, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate. In addition, clients generally may terminate a study at any time, which might cause unplanned periods of excess capacity and reduced revenues and earnings. To offset the effects of early terminations of significant contracts, we attempt to negotiate the payment of an early termination fee as part of the original contract.

In our Discovery Sciences Group, we generate revenue from time to time in the form of milestone payments. Milestone payments are only received and recognized as revenues if the specified milestone is achieved and accepted by the customer and continued performance of future research and development services related to that milestone are not required. Although these payments are typically lower than up-front license fees, these payments can be significant because they are triggered as a result of achieving specified scientific milestones. Future potential milestone payments under various discovery contracts might never be received if the milestones are not achieved.

Included in "Accounts receivable and unbilled services, net" on our consolidated balance sheets is a reserve for doubtful accounts. Generally, before we do business with a new client, we have a credit check performed on that company to determine if they have a satisfactory credit rating. Senior management reviews the accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectable. We include any accounts receivable balances that are determined to be potentially uncollectable, along with a general reserve, in our overall reserve for doubtful accounts. After all attempts to collect the receivable have failed, the receivable is written off against the reserve. Based on the information available to us, we believe our reserve for doubtful accounts as of December 31, 2002 was adequate. However, actual write-offs might exceed the recorded reserve.

Most of our investments consist of equity investments in private entities for which fair values are not readily determinable. Therefore, all of our investments are recorded under the cost method of accounting. Many of our investments are in relatively early stage life sciences or biotechnology companies that do not have established products or proven technologies and may not have any material revenue. Therefore, these investments are particularly subject to write-down for impairment whenever events or changes in circumstances indicate that the carrying amount of these investments may not be recoverable. We assess our investment portfolio on a quarterly basis to determine whether declines in the market value of these securities are other than temporary. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry, historical and projected financial performance, expected cash needs and recent funding events. Given the nature of these companies, our assessments of value are subjective.

Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, management determined that a valuation allowance of $0.6 million was required for specific foreign tax loss carryforwards as of December 31, 2002. If these estimates prove inaccurate, a change in the valuation allowance, up or down, could be required in the future. We also recorded a total valuation allowance of $11,911 related to the impairment of certain equity investments, $770 of which relates to the tax effect of an item in other comprehensive income. The valuation was determined based on the uncertainty regarding our ability to utilize some of the potential capital losses generated during the loss carryforward period. A change in any of the investees' financial health and/or stock price, or a change in our ability to utilize a potential capital loss, could require a change of valuation allowance in the future.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. If indicators of impairment were present, we would evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. These undiscounted cash flows and fair values are based on judgment and assumptions. Additionally, goodwill is tested for impairment on at least an annual basis by comparing the underlying reporting units' goodwill to their estimated fair value. We did not identify any impairment of goodwill during our transitional impairment test or annual impairment test of goodwill upon adoption of SFAS 142. These tests involved the use of estimates related to the fair market value of the reporting unit with which the goodwill was associated.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," or SFAS No. 143, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not expect the adoption of this statement to have a material effect on our financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," or SFAS No. 146. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. PPD does not expect the adoption of this statement to have a material effect on our financial statements.

In November 2001, the FASB issued Emerging Issues Task Force consensus No. 01-14, or EITF 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." EITF 01-14 requires that in cases where the contractor acts as a principal, reimbursements received for out-of-pocket expenses incurred be characterized as revenue and the associated costs included as operating expenses in the income statement. PPD implemented this rule as of January 1, 2002 and, as required, has reclassified comparative financial information for 2000 and 2001. The implementation of this rule resulted only in the gross-up of revenues and expenses and had no impact upon earnings.

At the October 2002 meeting of the Emerging Issues Task Force ("EITF") of the FASB, the EITF reached a consensus on Issue 1 and Issue 2 of EITF Issue No. 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination," ("EITF 02-17"). On Issue 1, the EITF concluded that the contractual-legal and separability criteria do not restrict the use of certain assumptions that would be used in estimating the fair value of an intangible asset. Assumptions such as expectations of future contract renewals and other benefits related to the intangible asset must be considered in the estimates of fair value regardless of whether they meet the contractual-legal or separability criteria. On Issue 2, the EITF concluded that the contractual-legal criterion provision of SFAS No. 141 applies if an entity has a practice of establishing contracts with its customers. Thus, an entity would recognize a customer relationship at the date of the business combination even if there were no contracts in existence at that date since the entity has a practice of establishing contracts with its customers. The EITF also observed that this consensus addresses only the recognition of customer relationships and does not address the valuation of such customer relationships. These consensuses should be applied on a prospective basis for all business combinations consummated after October 25, 2002. We do not expect the adoption of this consensus to have a material effect on our financial statements.

In November 2002, EITF finalized its tentative consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables," which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the impact of the adoption of this consensus on our financial statements.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. We do not expect the adoption of this statement to have a material effect on our financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement requires that companies having a year-end after December 15, 2002 follow the prescribed format and provide the additional disclosures in their annual reports. We do not expect the adoption of this statement to have a material effect on our financial statements.

TAXES

Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax earnings among locations with varying tax rates. Our profits are also impacted by changes in the tax rates of the various taxing jurisdictions. In particular, as the geographic mix of our pre-tax earnings among various tax jurisdictions changes, our effective tax rate might vary from period to period.

INFLATION

Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result, we expect that inflation generally will not have a material adverse effect on our operations or financial condition.

POTENTIAL LIABILITY AND INSURANCE

Drug development services involve the testing of new drugs on human volunteers pursuant to a study protocol. This testing exposes us to the risk of liability for personal injury or death to patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. We attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures and contractual indemnification provisions with clients and through insurance maintained by clients. We monitor our clinical trials in compliance with government regulations and guidelines. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and serve as a tool for controlling and enhancing the quality of our clinical trials. The contractual indemnifications generally do not protect us against our own actions, such as negligence. We currently maintain professional liability insurance coverage of up to $15.0 million per claim, with an annual aggregate policy limit of $15.0 million.

POTENTIAL VOLATILITY OF QUARTERLY OPERATING RESULTS AND STOCK PRICE

Our quarterly and annual operating results have fluctuated in the past, and we expect that they will continue to fluctuate in the future. Factors that could cause these fluctuations include:

- our dependence on a small number of industries and clients;
- the timing of the initiation, progress or cancellation of significant projects;
- the mix of products and services sold in a particular period;
- our need to recruit and retain experienced personnel;
- rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new products and services;
- intellectual property risks;
- the timing of our Discovery Sciences Group milestone payments or other revenue;
- the timing of the opening of new offices;
- the timing of other internal expansion costs;
- the timing and amount of costs associated with integrating acquisitions; and
- exchange rate fluctuations between periods.

Delays and terminations of trials are often the result of actions taken by our customers or regulatory authorities and are not typically controllable by us. Because a large percentage of our operating costs are relatively fixed while revenue is subject to fluctuation, variations in the timing and progress of large contracts can materially affect our quarterly operating results. We believe that comparisons of our quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. Such factors include changes in earnings estimates by analysts, market conditions in our industry, changes in pharmaceutical and biotechnology industries, general economic conditions, and differences in assumptions used as compared to actual results. Any effect on our common stock could be unrelated to our longer-term operating performance.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency risk by virtue of our international operations. We conduct business in several foreign countries. Approximately 12.2%, 15.0% and 20.3% of our net revenues, less reimbursed out-of-pockets, for the years ended December 31, 2000, 2001 and 2002, respectively, were derived from operations outside the United States. Funds generated by each subsidiary are generally reinvested in the country where they are earned. We have not, to date, engaged in derivative or hedging activities related to our potential foreign exchange exposures. Our operations in the United Kingdom generated more than 47% of our 2002 international net revenue, less reimbursed out-of-pockets, from international operations during 2002. Accordingly, we do have some exposure to adverse movements in the pound sterling and other foreign currencies. The United Kingdom has traditionally had a relatively stable currency compared to our functional currency, the U.S. dollar. We anticipate that those conditions will continue for at least the next 12 months, but cannot make any guarantees.

The vast majority of our contracts are entered into by our United States or United Kingdom subsidiaries. The contracts entered into by the United States subsidiaries are almost always denominated in United States dollars. Contracts entered into by our United Kingdom subsidiaries are generally denominated in pounds sterling, United

States dollars or euros. Contractual provisions either limit or reduce the economic risk in certain transactions involving multiple currencies.

We do have some currency risk resulting from the passage of time between the invoicing of customers under contracts and the ultimate collection of customer payments against those invoices. If a contract is denominated in a currency other than the subsidiary's local currency, we recognize a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared and payment from the customer is received will result in our receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. We recognize this difference as a foreign currency transaction gain or loss, as applicable, and report it in other income, net. If exchange rates were to change by 1% in the future, we do not expect this to have a material effect on our financial statements.

Changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of foreign subsidiaries' financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which each foreign subsidiary's financial results are translated to U.S. dollars is as follows:

- income statement accounts are translated at average exchange rates for the period;
- balance sheet assets and liability accounts are translated at end of period exchange rates; and
- equity accounts are translated at historical exchange rates.

Translation of the balance sheet in this manner affects the shareholders' equity account, referred to as the cumulative translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet, stated in U.S. dollars, in balance. Translation adjustments are reported with accumulated other comprehensive income (loss) as a separate component of shareholders' equity. To date, cumulative translation adjustments have not been material to our consolidated financial position. However, adjustments could in the future be material to our financial statements.

There are no material exchange controls currently in effect in any country in which we conduct operations on the payment of dividends or otherwise restricting the transfer of funds outside these countries. Although we perform services for clients located in a number of foreign jurisdictions, to date, we have not experienced any difficulties in receiving funds remitted from foreign countries. However, if any of these jurisdictions imposed or modified existing exchange control restrictions, the restrictions could have an adverse effect on our financial condition.

We are exposed to changes in interest rates on our cash equivalents and amounts outstanding under notes payable and lines of credit. We invest our cash and cash equivalents in financial instruments with interest rates based on financial market conditions. If interest rates were to change by 1% in the future, we do not expect this to have a material effect on our financial statements.

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND SUBSIDIARIES

Wilmington, North Carolina

We have audited the accompanying consolidated balance sheet of Pharmaceutical Product Development, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Raleigh, North Carolina

January 24, 2003

Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND ITS SUBSIDIARIES

In our opinion, the consolidated balance sheet as of December 31, 2001 and the related consolidated statements of operations, of shareholders' equity and of cash flows for each of the two years in the period ended December 31, 2001 present fairly, in all material respects, the financial position, results of operations and cash flows of Pharmaceutical Product Development, Inc. and its subsidiaries at December 31, 2001 and for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

McLean, Virginia

January 25, 2002

Consolidated Statements of Operations

in thousands, except per share data

	Years Ended December 31,		
	2000	2001	2002
Development revenues	$ 330,516	$ 403,701	$ 545,139
Discovery sciences revenues	14,802	27,840	17,510
Reimbursed out-of-pockets	27,332	29,092	46,008
Net revenue	372,650	460,633	608,657
Direct costs — Development	166,586	196,078	261,169
Direct costs — Discovery sciences	5,978	11,794	7,831
Reimbursable out-of-pocket expenses	27,332	29,092	46,008
Research and development expenses	2,791	4,422	10,540
Selling, general and administrative expenses	109,183	126,391	150,433
Depreciation	16,291	19,200	23,189
Amortization	942	1,064	1,042
	329,103	388,041	500,212
Operating income	43,547	72,592	108,445
Interest:			
Income	5,808	5,480	2,887
Expense	(505)	(535)	(689)
Interest income, net	5,303	4,945	2,198
Impairment of equity investments	-	-	(33,787)
Other income, net	1,981	469	1,791
Income before provision for income taxes	50,831	78,006	78,647
Provision for income taxes	18,521	28,747	38,645
Income before equity in net loss of investee	32,310	49,259	40,002
Equity in net loss of investee, net of income taxes	-	92	105
Net income	$ 32,310	$ 49,167	$ 39,897
Net income per common share:			
Basic	$ 0.65	$ 0.95	$ 0.73
Diluted	$ 0.64	$ 0.94	$ 0.72
Weighted average number of common shares outstanding:			
Basic	49,930	51,689	54,710
Dilutive effect of stock options	424	805	633
Diluted	50,354	52,494	55,343

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

in thousands, except share data

	As of December 31,	
	2001	2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 143,173	$ 181,224
Accounts receivable and unbilled services, net	140,744	199,936
Investigator advances	6,008	6,300
Prepaid expenses and other current assets	10,507	13,676
Current maturities of note receivable	500	500
Deferred tax asset, net	9,273	13,858
Total current assets	310,205	415,494
Property and equipment, net	85,690	109,704
Goodwill	7,590	147,408
Notes receivable, long-term portion	17,000	-
Investments	43,758	16,934
Intangible assets	573	1,624
Other assets	584	956
Total assets	$ 465,400	$ 692,120
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 8,210	$ 10,645
Payables to investigators	7,988	20,645
Other accrued expenses	48,951	68,026
Unearned income	82,336	114,494
Accrued income taxes	8,688	12,231
Current maturities of long-term debt and capital lease obligations	1,203	1,757
Total current liabilities	157,376	227,798
Long-term debt and capital lease obligations, less current maturities	1,871	6,649
Deferred rent and other	3,144	3,480
Accrued additional pension liability	-	7,905
Deferred tax liability, net	374	5,951
Total liabilities	162,765	251,783
Commitments and contingencies *(Notes 9 and 13)*		
Shareholders' equity		
Common stock, $0.10 par value, 95,000,000 shares authorized; 51,930,313 and 55,436,056 shares issued and outstanding, respectively	5,193	5,544
Paid-in capital	164,162	263,554
Retained earnings	140,174	180,071
Deferred compensation	(966)	(367)
Accumulated other comprehensive loss	(5,928)	(8,465)
Total shareholders' equity	302,635	440,337
Total liabilities and shareholders' equity	$ 465,400	$ 692,120

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

in thousands

	Common Shares	Par Value	Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Total	Comprehensive Income
Balance December 31, 1999	49,258	$ 4,926	$ 131,566	$ 58,697	$ -	$ (2,725)	$ 192,464	
Net income				32,310			32,310	$ 32,310
Other comprehensive income (loss):								
Translation adjustments						(2,380)	(2,380)	(2,380)
Comprehensive income								$ 29,930
Issuance of common shares for exercise of stock options and employee stock purchase plan	1,412	140	9,028				9,168	
Income tax benefit from exercise of stock options			2,381				2,381	
Balance December 31, 2000	50,670	5,066	142,975	91,007	-	(5,105)	233,943	
Net income				49,167			49,167	$ 49,167
Other comprehensive income (loss):								
Translation adjustments						(823)	(823)	(823)
Comprehensive income								$ 48,344
Issuance of common shares for exercise of stock options and employee stock purchase plan	1,200	121	13,486				13,607	
Income tax benefit from exercise of stock options			6,258				6,258	
Stock issued for deferred compensation	60	6	1,443		(1,449)		-	
Amortization of stock compensation					483		483	
Balance December 31, 2001	51,930	5,193	164,162	140,174	(966)	(5,928)	302,635	
Net income				39,897			39,897	$ 39,897
Other comprehensive income (loss):								
Translation adjustments						4,935	4,935	4,935
Minimum pension liability, net of tax						(5,533)	(5,533)	(5,533)
Change in unrealized loss on investment						(1,939)	(1,939)	(1,939)
Comprehensive income								$ 37,360
Issuance of common shares for exercise of stock options and employee stock purchase plan	461	46	7,478				7,524	
Issuance of shares in connection with acquisitions	3,060	306	90,339				90,645	
Income tax benefit from exercise of stock options			1,870				1,870	
Deferred stock compensation forfeited	(15)	(1)	(349)		350		-	
Shareholder contribution			54				54	
Amortization of stock compensation					249		249	
Balance December 31, 2002	55,436	$ 5,544	$ 263,554	$ 180,071	$ (367)	$ (8,465)	$ 440,337	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

in thousands

	Years Ended December 31,		
	2000	2001	2002
Cash flows from operating activities:			
Net income	$ 32,310	$ 49,167	$ 39,897
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of investments	-	-	33,787
Depreciation and amortization	17,233	20,264	24,231
Discount on note receivable	-	1,500	-
Stock compensation amortization	-	483	249
Provision for doubtful accounts	1,060	973	342
Equity in net loss of investee	-	92	119
Gain on sale of business	(498)	-	-
Gain on sale of investment	-	-	(174)
Deferred income taxes	1,879	(4,361)	(1,565)
Loss on disposition of property and equipment, net	34	438	60
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable and unbilled services, net	(4,708)	(23,317)	(51,295)
Prepaid expenses and investigator advances	(2,519)	(2,293)	(3,213)
Current income taxes	6,190	16,739	3,998
Other assets	(761)	411	15
Accounts payable, other accrued expenses and deferred rent	8,927	9,754	16,519
Payable to investigators	(379)	2,450	12,657
Unearned income	3,172	28,951	30,165
Net cash provided by operating activities	61,940	101,251	105,792
Cash flows from investing activities:			
Purchases of property and equipment	(21,515)	(41,889)	(36,496)
Proceeds from sale of property and equipment	225	946	114
Cash received from repayment of note receivable	500	500	17,000
Purchases of investments	(30,755)	(5,095)	(8,793)
Net cash paid for acquisitions	(1,500)	-	(50,579)
Net cash used in investing activities	(53,045)	(45,538)	(78,754)
Cash flows from financing activities:			
Principal repayments on long-term debt	(94)	(55)	(166)
Proceeds from long-term debt	-	-	1,464
Repayment of capital lease obligations	(429)	(1,680)	(2,741)
Proceeds from exercise of stock options and employee stock purchase plan	9,168	13,607	7,524
Net cash provided by financing activities	8,645	11,872	6,081
Effect of exchange rate changes on cash and cash equivalents	(2,380)	(823)	4,932
Net increase in cash and cash equivalents	15,160	66,762	38,051
Cash and cash equivalents, beginning of the year	61,251	76,411	143,173
Cash and cash equivalents, end of the year	$ 76,411	$ 143,173	$ 181,224

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Operations and Significant Accounting Policies:

in thousands, except share and per share data

NATURE OF BUSINESS

Pharmaceutical Product Development, Inc. and its subsidiaries (collectively the "Company") provide a broad range of research and development and consulting services in the development and discovery sciences segments. In the development segment, the Company provides services, which include preclinical programs and Phase I to Phase IV clinical development. In addition, the Company also offers post-market support services for drugs that have received approval for market use, such as product launch services, patient compliance programs, and medical communications programs for consumer and healthcare providers on product use and adverse events. The discovery sciences services include functional genomics, which is the study of gene functions to identify drug targets within the body, medicinal chemistry research and preclinical biology services, as well as preclinical evaluations of anti-cancer therapies. The Company provides services under contract to clients in the pharmaceutical, biotechnology and other industries. The Company markets its development services primarily in the United States and Europe. The Company's discovery revenues have all been generated in the United States to date.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and results of operations of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated, including transactions with the equity method investee.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," or SFAS No. 143, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of this statement to have a material effect on its financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," or SFAS No. 146. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this statement to have a material effect on its financial statements.

In November 2001, the FASB issued Emerging Issues Task Force consensus No. 01-14, or EITF 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred." EITF 01-14 requires that in cases where the contractor acts as a principal, reimbursements received for out-of-pocket expenses incurred be characterized as revenue and the associated costs included as operating expenses in the income statement. The Company implemented this rule as of January 1, 2002 and, as required, has reclassified comparative financial information for 2000 and 2001. The implementation of this rule resulted only in the gross-up of revenues and expenses and had no impact upon earnings. The Company pays, on behalf of its customers, fees to investigators and test subjects, and other out-of-pocket costs, such as travel, printing, meetings, couriers, etc., for which the Company is reimbursed at cost, without mark-up or profit. The Company will continue to exclude from revenue and expense in the income statement fees and associated reimbursements that we receive as an agent. During the twelve months ended December 31, 2000, 2001 and 2002, fees paid to investigators and other fees in which the Company acts as an agent and the associated reimbursements were approximately $93.3 million, $127.0 million and $157.5 million, respectively.

At the October 2002 meeting of the Emerging Issues Task Force ("EITF") of the FASB, the EITF reached a consensus on Issue 1 and Issue 2 of EITF Issue No. 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination," ("EITF 02-17"). On Issue 1, the EITF concluded that the contractual-legal and separability criteria do not restrict the use of certain assumptions that would be used in estimating the fair value of an intangible asset. Assumptions such as expectations of future contract renewals and other benefits related to the intangible asset must be considered in the estimates of fair value regardless of whether they meet the contractual-legal or separability criteria. On Issue 2, the EITF concluded that the contractual-legal criterion provision of SFAS 141 applies if an entity has a practice of establishing contracts with its customers. Thus, an entity would recognize a customer relationship at the date of the business combination even if there were no contracts in existence at that date since the entity has a practice of establishing contracts with its customers. The EITF also observed that this consensus addresses only the recognition of customer relationships and does not address the valuation of such customer relationships. These consensuses should be applied on a prospective basis for all business combinations consummated after October 25, 2002. The Company does not expect the adoption of this consensus to have a material effect on its financial statements.

In November 2002, the EITF finalized its tentative consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables," which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the impact of the adoption of this consensus on the Company's financial statements.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor, must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The Company does not expect the adoption of this statement to have a material effect on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement requires that companies having a year-end after December 15, 2002 follow the prescribed format and provide the additional disclosures in their annual reports. The Company does not expect the adoption of this statement to have a material effect on its financial statements.

REVENUE RECOGNITION

The Company records revenue from fixed-price contracts on a proportional performance basis. To measure performance, the Company compares actual direct costs incurred to estimated total contract direct costs, which is the best indicator of the performance of the contract obligations as the costs relate to the labor hours incurred to perform the service. Direct costs are primarily comprised of labor overhead related to the delivery of services. Revenues from time-and-material contracts are recognized as hours are incurred multiplied by the billable rates for each contract. For our Phase I and laboratory businesses, revenues from unitized contracts are recognized as subjects or samples are tested multiplied by the price for each. In connection with the management of multi-site clinical trials, the Company pays on behalf of its customers fees to investigators and test subjects, and other out-of-pocket costs, such as travel, printing, meetings, couriers, etc., for which we are reimbursed at cost. Effective January 1, 2002, in connection with the required implementation of EITF 01-14, amounts paid by the Company as a principal for out-of-pocket costs are included in direct costs, while the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenues in the income statement. The Company will continue to net revenue and expense in the income statement from fees and associated reimbursements that we receive as an agent.

If we determine that a loss will result from the performance of a fixed-price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made. Most contracts are terminable either immediately or after a specified period following notice by the client. These contracts typically require payment to the Company of expenses to wind down a study, fees earned to date, and in some cases, a termination fee or some portion of the fees or profit that could have been earned by the Company under the contract if it had not been terminated early.

Discovery Sciences Group revenues also include nonrefundable technology license fees and milestone payments. The nonrefundable license fees are generally up-front payments for the initial license of and access to our technology. For nonrefundable license fees received at the initiation of license agreements for which the Company has an ongoing research and development commitment, the Company defers these fees and recognizes them ratably over the period of the related research and development. For nonrefundable license fees received under license agreements where our continued performance of future research and development services is not required, the Company recognizes revenue upon delivery of the technology. In addition to license fees, the Discovery Sciences Group also generates revenue from time to time in the form of milestone payments. Milestone payments are only received and recognized as revenues if the specified milestone is achieved and accepted by the customer and continued performance of future research and development services related to that milestone are not required. Although these payments are typically lower than up-front license fees, these payments can be significant because they are triggered as a result of achieving specified scientific milestones. The Company receives milestone payments in connection with sublicensing of compounds and in association with our target validation work.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid investments which are rated A or better by Standard & Poor's or Moody's and which have a maturity of three months or less at the date of purchase.

Supplemental cash flow information consisted of the following:

	Years Ended December 31,		
	2000	2001	2002
Cash paid for interest	$ 565	$ 273	$ 734
Cash paid for income taxes, net	$ 11,252	$ 16,627	$ 36,314
Assets acquired under capital leases	$ 2,006	$ 2,841	$ -
Property and equipment additions included in accounts payable	$ 1,243	$ 1,755	$ 681
Investment acquired for PPGx stock	$ 17,005	$ -	$ -

FINANCIAL INSTRUMENTS

In the fourth quarter of 1999, the Company entered into a short sale and repurchase of U.S. Treasury bonds with a face value of $520,000. This transaction matured on May 15, 2000. The Company is required to record these financial instruments at their net fair value on each reporting date, with any changes in the fair value recorded as either interest income or interest expense. Net interest expense of $349 was recognized related to this transaction at December 31, 2000.

INVESTIGATOR PAYMENTS

Billings and payments to investigators are based on predetermined contractual agreements that can differ from the accrual of the related costs. Investigator costs are recognized based upon the status of the work completed as a percentage of the total procedures required under the contract or based on patient enrollment over the term of the contract. Payments made in excess of the accrued costs are classified as investigator advances, and accrued costs in excess of amounts paid are classified as payables to investigators in the consolidated balance sheets. Contracted physician costs are considered a pass-through expense and are recorded as a reduction to revenues in the consolidated statements of operations.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method, based on estimated useful lives of 40 to 50 years for buildings, five years for laboratory equipment, three years for computers and related equipment and four to ten years for furniture and equipment, except for the airplane which is being depreciated over 30 years. Leasehold improvements are depreciated over the shorter of the respective lives of the leases or the useful lives of the improvements. Property under capital leases is depreciated over the life of the lease or the service life, whichever is shorter.

INTERNAL USE SOFTWARE

The Company accounts for internal use software in accordance with the provisions of AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires certain direct costs and interest costs that are incurred during the application stage of development to be capitalized and amortized over the useful life of the software.

GOODWILL

The excess of the purchase price of a business acquired over the fair value of net tangible assets, identifiable intangible assets and acquired in-process research and development costs at the date of the acquisition has been assigned to goodwill. In accordance with SFAS 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized but is evaluated for impairment on at least an annual basis.

REALIZABILITY OF CARRYING VALUE OF LONG-LIVED ASSETS

The Company reviews the recoverability of long-lived and finite-lived intangible assets when circumstances indicate that the carrying amount of assets may not be recoverable. This evaluation is based on various analyses including undiscounted cash flow projections. In the event undiscounted cash flow projections indicate an impairment, the Company would record an impairment based on the fair value of the assets at the date of the impairment. Effective January 1, 2002, the Company accounts for impairments under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Prior to the adoption of this standard, impairments were accounted for using SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which was superceded by SFAS No. 144. No impairments of long-lived assets were recorded in 2000, 2001 or 2002.

INVESTMENTS

Investments in publicly traded entities are classified as available-for-sale securities and are measured at market value. Net unrealized gains or losses are recorded as a component of shareholders' equity until realized or other than temporary decline has occurred. The market value is based on the closing price as quoted by the respective stock exchanges.

Additionally, investments consist of equity instruments in private entities for which fair values are not readily determinable. All of the Company's investments in private entities are recorded under the cost or equity method of accounting. The Company assesses the market value of these entities on a quarterly basis to determine whether declines in the market value of these securities are other than temporary. This quarterly review includes an evaluation of, among other things the market condition of the overall strategy, historical and projected financial performance, expected cash needs and recent funding events.

UNBILLED SERVICES AND UNEARNED INCOME

In general, prerequisites for billings are established by contractual provisions, including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services arise when services have been rendered but clients have not been billed. Conversely, unearned income represents amounts billed in excess of revenue recognized.

INCOME TAXES

Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax law or rates. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

CONCENTRATION OF CREDIT RISK

Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," requires disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk. Financial instruments that subject the Company to concentrations of credit risk consist principally of accounts receivable, notes receivable and cash equivalents.

The Company's clients are primarily pharmaceutical and biotechnology companies. One customer accounted for 10.7% and 10.3% of consolidated net revenue in 2000 and 2001, respectively. These revenues were derived from the Company's development segment. No single client accounted for more than 10% of the Company's net revenue in 2002. Concentrations of credit risk with respect to accounts receivable are limited to a degree due to the large number of clients comprising the Company's client base. Ongoing credit evaluations of clients' financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and these losses, in the aggregate, have historically not exceeded management's estimates.

The Company's cash equivalents consist principally of commercial paper. Bank deposits exceed the FDIC insurance limit. Based on the nature of the financial instruments and/or historical realization of these financial instruments, the Company believes they bear minimal risk.

COMPREHENSIVE INCOME

The Company has elected to present this information in the Statements of Shareholders' Equity. Components of comprehensive income (loss) are net income and all other non-owner changes in equity.

The balances in accumulated other comprehensive loss are as follows:

	December 31,	
	2001	2002
Translation adjustment	$ (5,928)	$ (993)
Minimum pension liability, net of tax	–	(5,533)
Unrealized loss on investment	–	(1,939)
Total	$ (5,928)	$ (8,465)

FOREIGN CURRENCY TRANSLATIONS AND TRANSACTIONS

Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the rate of exchange at each reporting date. Income and expenses are translated at the average rates of exchange prevailing during the month in which a transaction occurs. Gains or losses from translating foreign currency financial statements are recorded in other comprehensive income. The cumulative translation adjustment included in other comprehensive income for the years ended December 31, 2000, 2001 and 2002 totaled $(2,380), $(823) and $4,935, respectively. Foreign currency transaction gains and losses are not material and are included in other income, net.

STOCK DIVIDEND

On April 16, 2001, the Board of Directors declared a one-for-one stock dividend. The record date for the dividend was April 27, 2001, and the distribution date for the dividend was May 11, 2001. All share and per share amounts for all periods presented in the accompanying consolidated financial statements have been restated to reflect the effect of this stock dividend.

EARNINGS PER SHARE

The computation of basic income per share information is based on the weighted average number of common shares outstanding during the year. The computation of diluted income per share information is based on the weighted average number of common shares outstanding during the year plus the effects of any dilutive common stock equivalents. Excluded from the calculation of earnings per diluted share were 446,631, 35,113 and 387,999 shares during 2000, 2001 and 2002, respectively since they were antidilutive.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), which states that, for fixed plans, no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair value of the Company's common stock at the grant date, the difference between the fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. Deferred compensation is amortized to compensation expense over the vesting period of the stock option. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure — an Amendment of FASB Statement No. 123", which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant. See Note 10.

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method required by SFAS No. 123, the Company's net income and diluted net income per common share would have been the pro forma amounts indicated below.

	Years Ended December 31,		
	2000	2001	2002
Net income, as reported	$ 32,310	$ 49,167	$ 39,897
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,376)	(4,501)	(6,216)
Pro forma net income	$ 28,934	$ 44,666	$ 33,681
Earnings per share:			
Basic – as reported	$ 0.65	$ 0.95	$ 0.73
Basic – pro forma	$ 0.58	$ 0.86	$ 0.62
Diluted – as reported	$ 0.64	$ 0.94	$ 0.72
Diluted – pro forma	$ 0.57	$ 0.85	$ 0.61

ADVERTISING COSTS

Advertising costs are charged to operations as incurred. Advertising costs were approximately $2,048, $1,390 and $1,038 for the years ended December 31, 2000, 2001 and 2002, respectively.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred. Research and development costs are listed as a separate line item on the Company's consolidated statements of operations.

RECLASSIFICATIONS

We have reclassified certain 2000 and 2001 financial statement amounts to conform to the 2002 financial statement presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Acquisitions:

in thousands, except share and per share data

In February 2002, the Company acquired 100% of the outstanding common stock of Medical Research Laboratories International, Inc. ("MRL U.S.") and Medical Research Laboratories International, BVBA ("MRL Belgium"), collectively, "MRL." MRL is part of the Development segment of the Company. MRL U.S. operates a central laboratory in Highland Heights, Kentucky, near Cincinnati, Ohio, and MRL Belgium operates a central laboratory in Brussels, Belgium. MRL provides highly standardized efficacy and safety testing services for pharmaceutical companies engaged in clinical drug development and is one of the largest central laboratory providers for Phase I–IV global studies involving agents used in cholesterol, endocrine, metabolic and cardiovascular clinical research. The acquisition of MRL should enable the Company to expand the global development services that it offers to its customers. The results of operations are included in the Company's consolidated results of operations as of and since February 19, 2002, the effective date of the acquisition. The Company acquired MRL for total consideration of $113.1 million, including $39.0 million in cash, $73.5 million in the Company's common stock (approximately 2.6 million unregistered shares) and direct acquisition costs of $0.6 million for legal, appraisal and accounting fees.

In April 2002, the Company acquired Piedmont Research Center II, Inc., or PRC, a cancer research laboratory based in Morrisville, North Carolina that performs preclinical evaluations of anti-cancer therapies. The research facility serves national and international pharmaceutical and biotechnology companies. PRC is part of the Discovery segment of the Company. The acquisition of PRC should enable the Company to add another dimension to its vertically integrated oncology program, spanning from early discovery through clinical development. PRC provides the Company's clients another method of cost-effective evaluation of drug candidates. The results of operations are included in the Company's consolidated results of operations as of and since April 1, 2002, the effective date of the acquisition. The Company acquired PRC for total consideration of $19.6 million, including $2.4 million in cash, $17.1 million in the Company's common stock (0.5 million unregistered shares) and direct acquisition costs of $0.1 million for legal and accounting fees.

In June 2002, the Company acquired Complete Software Solutions, Inc., or CSS, a technical consulting firm offering implementation, validation and training services as well as specialized software for pharmaceutical and biotechnology industries. CSS is part of the Development segment of the Company. The acquisition of CSS should expand the Company's informatics' range of services and international reach, as well as its client base. With the acquisition of CSS, the Company will be able to offer a broader range of informatics solutions to a wider range of clients. The results of operations are included in the Company's consolidated results of operations as of and since June 12, 2002, the effective date of the acquisition. The Company acquired CSS for total consideration of $16.8 million in cash.

In June 2002, the Company acquired ProPharma Pte Ltd, an Asian-based clinical research organization with experience in managing pan-Asian clinical trials. ProPharma is part of the Development segment of the Company. The acquisition of ProPharma should enable the Company to expand its geographic reach and provide its clients country-specific expertise with extensive networks for clinical trials in key markets in Asia. The results of operations are included in the Company's consolidated results of operations as of and since June 27, 2002, the effective date of the acquisition. The Company acquired ProPharma for total consideration of $3.0 million in cash. In addition, the Company agreed to pay up to $1.4 million as additional purchase price, depending upon the financial performance of ProPharma for a specified period following the acquisition.

These acquisitions were accounted for using the purchase method of accounting; utilizing appropriate fair value techniques to allocate the purchase price based on the estimated fair values of the assets and liabilities. Accordingly, the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated balance sheet as of the effective date of the acquisitions.

The total purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed as set forth in the following table:

	MRL	PRC	CSS	ProPharma	Total
Condensed balance sheet:					
Current assets	$ 16,129	$ 824	$ 957	$ 1,023	$ 18,933
Property and equipment, net	8,308	822	34	116	9,280
Current liabilities	(7,814)	(1,245)	(870)	(252)	(10,181)
Long-term capital lease obligation	(1,107)	(457)	-	-	(1,564)
Deferred tax liability	(2,553)	(4)	-	-	(2,557)
Value of identifiable intangible assets:					
Backlog	2,100	-	-	-	2,100
Goodwill	98,056	19,721	16,645	2,113	136,535
Total	$ 113,119	$ 19,661	$ 16,766	$ 3,000	$ 152,546

The purchase price allocations for the acquisitions are based on preliminary estimates, using available information and making assumptions management believes are reasonable. Accordingly, purchase price allocations are subject to finalization within one year of the acquisition. Goodwill will be evaluated annually as required by SFAS No. 142.

Goodwill related to MRL, PRC and ProPharma is not expected to be deductible for tax purposes. Goodwill related to CSS is expected to be deductible for tax purposes.

The unaudited pro forma results from operations for the Company assuming the acquisitions were consummated as of January 1, 2001 and 2002 were as follows:

	Years Ended December 31,	
	2001	2002
Total revenue	$ 522,000	$616,706
Net income	$ 57,516	$ 39,372
Income per share:		
Basic	$ 1.04	$ 0.72
Diluted	$ 1.03	$ 0.71

The above amounts are based upon certain assumptions and estimates. The Company believes these assumptions and estimates are reasonable and do not reflect any benefit from economies that might be achieved from combined operations. Pro forma adjustments were made to amortization, interest income and income tax. The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of the period indicated or of future results of operations of the combined companies.

3. Accounts Receivable and Unbilled Services:

in thousands, except share and per share data

Accounts receivable and unbilled services consisted of the following:

	December 31,	
	2001	2002
Trade:		
Billed	$ 99,877	$130,865
Unbilled	43,748	72,692
Reserve for doubtful accounts	(2,881)	(3,621)
	$ 140,744	$199,936

The Company had 19.4% and 21.7% of its accounts receivable and unbilled services in locations outside the United States as of December 31, 2001 and 2002, respectively. Operations in the United Kingdom comprised 78.3% and 77.3% of this balance as of December 31, 2001 and 2002, respectively. The United Kingdom has traditionally had a relatively stable currency compared to our functional currency, the U.S. dollar.

Change in reserve for doubtful accounts consisted of the following:

	Years Ended December 31,		
	2000	2001	2002
Balance at beginning of year	$ 1,066	$ 1,954	$ 2,881
Additions charged to costs and expenses	1,060	973	342
Deductions	(172)	(46)	(402)
Acquisitions	-	-	800
Balance at end of year	$ 1,954	$ 2,881	$ 3,621

4. Property and Equipment:

in thousands, except share and per share data

Property and equipment, stated at cost, consisted of the following:

	December 31,	
	2001	2002
Land	$ 1,245	$ 2,058
Buildings and leasehold improvements	21,088	41,369
Construction in progress and asset deposits	9,864	6,190
Furniture and equipment	77,102	91,223
Computer equipment and software	54,211	58,409
	163,510	199,249
Less accumulated depreciation and amortization	(77,820)	(89,545)
	$ 85,690	$109,704

The annual depreciation charges on property and equipment for the years ended December 31, 2000, 2001 and 2002 were $16,291, $19,200 and $23,189, respectively.

Property and equipment under capital leases, stated at cost, consisted of the following:

	December 31, 2001	December 31, 2002
Buildings and leasehold improvements	$ -	$ 1,577
Computer equipment and software	4,781	4,234
	4,781	5,811
Less accumulated depreciation and amortization	(1,706)	(2,562)
	$ 3,075	$ 3,249

5. Goodwill and Intangible Assets:

in thousands, except share and per share data

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations," which eliminated the pooling of interests method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142. The Company adopted SFAS No. 142 as of January 1, 2002. SFAS No. 142 addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized but tested for impairment on at least an annual basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption. The Company has completed the transitional impairment test as of January 1, 2002 and the annual impairment test as of October 1, 2002 and did not identify any impairments of goodwill. These tests involved determining the fair market value of each of the reporting units with which the goodwill was associated and comparing the estimated fair market value of each of the reporting units with its carrying amount. Additionally, SFAS No. 142 requires intangible assets that do not meet the criteria for recognition apart from goodwill to be reclassified. As a result of the Company's analysis, no reclassifications to goodwill were required as of January 1, 2002.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization follows:

	Years Ended December 31, 2000	2001	2002
Reported net income	$ 32,310	$ 49,167	$ 39,897
Add: Goodwill amortization	588	587	-
Adjusted net income	$ 32,898	$ 49,754	$ 39,897
Reported basic income per share	$ 0.65	$ 0.95	$ 0.73
Add: Goodwill amortization	0.01	0.01	-
Adjusted basic income per share	$ 0.66	$ 0.96	$ 0.73
Reported diluted income per share	$ 0.64	$ 0.94	$ 0.72
Add: Goodwill amortization	0.01	0.01	-
Adjusted diluted income per share	$ 0.65	$ 0.95	$ 0.72

Changes in the carrying amount of goodwill for the twelve months ended December 31, 2001 and 2002, by operating segment, were as follows:

	Development	Discovery	Total
Balance as of January 1, 2001	$ 8,190	$ 844	$ 9,034
Amortization	(836)	(93)	(929)
Translation adjustments	(515)	-	(515)
Balance as of December 31, 2001	$ 6,839	$ 751	$ 7,590
	Development	Discovery	Total
Balance as of January 1, 2002	$ 6,839	$ 751	$ 7,590
Goodwill acquired during the period	116,814	19,721	136,535
Translation adjustments	3,283	-	3,283
Balance as of December 31, 2002	$126,936	$ 20,472	$ 147,408

Information regarding the Company's other intangible assets follows:

	As of December 31, 2001			As of December 31, 2002		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Backlog	$ -	$ -	$ -	$ 2,100	$ 919	$1,181
Patents	280	136	144	280	192	88
License agreements	500	96	404	500	145	355
Miscellaneous intangible assets	986	961	25	915	915	-
Total	$ 1,766	$ 1,193	$ 573	$ 3,795	$ 2,171	$1,624

All intangible assets are amortized on a straight-line basis, based on estimated useful lives of two years for backlog, five years for patents, ten years for license agreements and two to ten years for miscellaneous intangible assets. The weighted average amortization period for all intangibles is approximately 2.5 years.

Amortization expense for the twelve months ended December 31, 2000, 2001 and 2002 was $942, $1,064 and $1,042, respectively. Amortization expense included goodwill amortization during 2000 and 2001. Estimated amortization expense for the next five years is as follows:

2003	$ 1,145
2004	215
2005	59
2006	50
2007	50

6. Notes Receivable:

in thousands, except share and per share data

Notes receivable consisted of the following:

	December 31,	
	2001	2002
Note receivable from sale of environmental sciences segment	$ 16,500	$ -
Other note receivable	1,000	500
	17,500	500
Less current maturities	(500)	(500)
	$ 17,000	$ -

The note receivable related to the sale of the Company's environmental sciences segment was to be paid over twelve years. The first four years were interest-only payments with the first interest payment received on December 31, 1999. Principal payments were to commence on December 31, 2003. The interest rate on the note was 8%. During the fourth quarter of 2001, the Company negotiated a pre-payment of this note receivable and recorded a $1,500 discount. During 2002, this note receivable was paid in full.

The other note receivable relates to the sale of a prior business and bears interest at a rate of 10% and is payable over a five-year period, which began on February 27, 1998, in equal annual payments.

7. Investments:

in thousands, except share and per share data

Investments consisted of the following:

	December 31,	
	2001	2002
Investment in DNA Sciences, Inc.	$ 32,005	$ -
Investment in Spotlight Health	5,000	5,000
Investment in Surromed, Inc.	-	5,000
Investment in SLIL Biomedical Corp.	4,700	4,700
Investment in BioDelivery Sciences International, Inc.	-	1,684
Investment in Gallery Systems, Inc. (formerly DAS)	1,500	-
Investment in CancerConsultants	250	250
Investment in IntraBiotics (formerly Apothogen)	203	-
Investment in Signature Bioscience (formerly PrimeCyte)	100	150
Investment in Oriel Therapeutics, Inc.	-	150
	$ 43,758	$ 16,934

In February 1999, the Company invested in PPGx, an entity formed together with Axys Pharmaceuticals, Inc. ("Axys") to pursue the business of pharmacogenomics. The Company contributed $1,500 and the net assets of its subsidiary, Intek, and assigned the rights to a software license from Axys for an 18.2% ownership interest in PPGx. In December 2000, the Company exercised its option to increase its ownership of PPGx to 50% for $5,900 and subsequently sold its investment in PPGx to DNA Sciences, Inc., for approximately 1.5 million shares of DNA Sciences

Series D preferred stock. As a result of this transaction, the Company recognized a gain of $498. In conjunction with this transaction, the Company repaid a $4,560 loan on PPGx's behalf and forgave a note receivable from PPGx in the amount of $1,065. Additionally, in December 2000, the Company purchased approximately 1.5 million shares of DNA Sciences Series C preferred stock for $15,000 in cash. The Company owns approximately 1.5 million shares of DNA Sciences Series C preferred stock and approximately 1.5 million shares of DNA Sciences, Inc. Series D preferred stock, representing a 10.8% and 8.46% ownership interest as of December 31, 2001 and 2002, respectively. During the first quarter of 2002, the Company recorded a charge to earnings for an other than temporary decline in the fair market value of its investment in DNA Sciences of approximately $32.0 million. The investment in DNA Sciences was deemed to be impaired as a result of the market condition of the overall industry, historical and projected performance, cash needs and an independent valuation of the market value of DNA Sciences.

In April 2000, the Company purchased 1.0 million shares of Spotlight Health Series C convertible preferred stock, which represented approximately 7.6% and 7.5% ownership of Spotlight Health as of December 31, 2001 and 2002, respectively. In January 2001, the Company entered into an agreement with Spotlight Health and First Union National Bank, now Wachovia, to serve as the guarantor of a $2,000 revolving line of credit from First Union. Indebtedness under the line is unsecured and subject to traditional covenants relating to financial ratios. As of December 31, 2002, there was $2,000 outstanding under this credit facility. This credit facility is currently scheduled to expire in June 2003, at which time any outstanding balance is due. Further extensions of this guarantee beyond June 2003 are possible.

In April 2002, the Company purchased 1.0 million shares of SurroMed, Inc. Series E preferred stock for $5.0 million, which represented a 2.8% ownership interest in SurroMed as of December 31, 2002. SurroMed is a private company that has developed a proprietary technology for biological markers.

In November 2001, the Company purchased 2.0 million shares of SLIL Biomedical Series C preferred stock, which represented an 18.7% and 18.4% ownership interest as of December 31, 2001 and 2002, respectively. In connection with this investment, the Company also received a warrant to purchase up to $1,175 of stock SLIL Biomedical issues in connection with a future institutional offering, at the price per share in that offering.

In June 2002, the Company purchased approximately 0.7 million units of BioDelivery Sciences International, Inc., for $3.6 million. Each unit consists of one share of common stock and one warrant for common stock. The Company's common stock in BioDelivery Sciences International represented less than 1.0% ownership interest in BioDelivery Sciences International's outstanding common stock as of December 31, 2002. BioDelivery Sciences International is a publicly traded company. The Company records an unrealized gain or loss related to this investment at the end of each quarter based on the closing price of this investment at the end of each period. As of December 31, 2002, the Company had recorded an unrealized loss of $1,939 related to this investment.

The Company owns 0.6 million shares of Gallery Systems, formerly Digital Arts and Sciences Corporation or DAS, Series D preferred stock, which represented a 6.7% and 6.8% ownership interest of December 31, 2001 and 2002, respectively. During the fourth quarter of 2002, the Company recorded a charge to earnings for an other than temporary decline in the fair market value of its investment in Gallery Systems of $1.5 million.

In December 2000, the Company purchased approximately 0.3 million shares of CancerConsultants common stock, which represented a 2.7% ownership interest as of December 31, 2001 and 2002. The Company also received, as part of the purchase, a warrant to purchase approximately 0.2 million shares of CancerConsultants common stock at an exercise price of $1.25 per common share.

In October 2001, the Company made an investment in Apothogen, Inc., a new company formed with JPMorgan Partners (BHCA), L.P., the Chairman of the Company's Board of Directors and the Chief Executive Officer of the Company to engage in the business of acquiring, developing and commercializing pharmaceutical products. As of December 31, 2001, the Company had contributed $295 to Apothogen for Series A convertible preferred stock. Given the involvement of the Chairman of the Company's Board of Directors and the Chief Executive Officer of the

Company, the Company was accounting for its investment in Apothogen under the equity method of accounting. Accordingly, based on the Company's ownership interest of 14.75% of Apothogen's Series A convertible preferred stock, the Company was recognizing 14.75% of the net earnings or losses of Apothogen.

In April 2002, Apothogen was acquired by IntraBiotics Pharmaceuticals, Inc. As a result of the acquisition, the Company received shares of IntraBiotics common stock representing less than 1.0% ownership interest of IntraBiotics outstanding common stock. As of December 31, 2002, the Company's ownership interest was still less than 1.0%. During the fourth quarter of 2002, the Company recorded a charge to earnings for an other than temporary decline in the fair market value of its investment in IntraBiotics of approximately $0.3 million.

In November 2001, the Company purchased approximately 67 thousand shares of Signature Bioscience (formerly PrimeCyte) Series D preferred stock, which represented a 0.7% and 0.9% ownership interest as of December 31, 2001 and 2002, respectively.

In December 2002, the Company purchased 150 thousand shares of Oriel Therapeutics Series A convertible preferred stock, which represents a 4.3% ownership interest in Oriel Therapeutics as of December 31, 2002. The Company also received, as part of the purchase, a warrant to purchase an equal number of shares of common stock in Oriel Therapeutics at a discount.

8. Other Accrued Expenses:

in thousands, except share and per share data

Other accrued expenses consisted of the following:

	December 31,	
	2001	2002
Accrued salaries, wages, benefits and related costs	$ 35,356	$ 47,157
Other	13,595	20,869
	$ 48,951	$ 68,026

9. Long-Term Debt and Lease Obligations:

in thousands, except share and per share data

Long-term debt consisted of the following:

	December 31,	
	2001	2002
Leases at interest rates up to 10.4%	$ 3,074	$ 2,596
Note at interest rate of 5.26%	-	5,810
	3,074	8,406
Less: current maturities	(1,203)	(1,757)
	$ 1,871	$ 6,649

In June 2002, the Company amended a revolving credit facility for $50.0 million from Wachovia Bank, N.A., formerly known as First Union National Bank. The purpose of the amendment was to extend the expiration date. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. As of December 31, 2001 and 2002, there was no amount outstanding under this credit facility. This credit facility is currently scheduled to expire in June 2003, at which time any outstanding balance will be due.

In July 2002, the Company entered into a new revolving credit facility for $50.0 million with Bank of America, N. A. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. As of December 31, 2002, there was no amount outstanding under this credit facility. This credit facility is currently scheduled to expire in June 2003, at which time any outstanding balance would be due.

The Company acquired a mortgage note during the acquisition of MRL Belgium. This note relates to the laboratory building in Brussels, Belgium that the Company owns. For the years subsequent to December 31, 2002, annual principal maturities of long-term debt outstanding are:

2003	$ 278
2004	293
2005	309
2006	326
2007	343
2008 and thereafter	4,261
Total	$ 5,810

LEASES

The Company is obligated under noncancellable operating leases expiring at various dates through 2016 relating to its operating facilities and certain equipment. Rental expense for all operating leases, net of sublease income, was $17,832, $18,520 and $25,783 for the years ended December 31, 2000, 2001 and 2002, respectively.

The Company completed a sale-leaseback transaction involving real estate in Austin, Texas, in November 1995. Total gross proceeds in the transaction were $12,000, resulting in a pre-tax gain of approximately $2,100. The gain, which has been deferred, is classified as deferred rent and other in the accompanying consolidated balance sheets and is being amortized as a reduction of rent expense on a straight-line basis over the 15-year lease term. The facilities are leased to the Company with all responsibility of operations and maintenance residing with the Company.

Certain facility leases entered into provided for concessions by the landlords, including payments for leasehold improvements and free rent periods. These concessions have been reflected as deferred rent and other in the accompanying consolidated financial statements. The Company is recording rent expense on a straight-line basis for these leases.

Future minimum payments for all lease obligations for years subsequent to December 31, 2002 are as follows:

	Operating leases	Capital leases
2003	$ 26,071	$ 1,625
2004	25,039	1,162
2005	22,079	-
2006	20,099	-
2007	13,918	-
2008 and thereafter	51,294	-
	158,500	2,787
Less: sublease income	(414)	
	$ 158,086	
Less: amount representing interest		(191)
Total		$ 2,596

10. Stock Plans:

in thousands, except share and per share data

RESTRICTED STOCK

In January 2001, the Company awarded 60 thousand shares of restricted stock to members of the senior management team. This restricted stock vests at the end of three years. Deferred compensation is being expensed on a straight-line basis over the three-year vesting period. Total deferred compensation recorded was $1,449 for 2001. During 2002, 15 thousand shares with a value of $349 were forfeited due to terminations. Deferred compensation, net of accumulated amortization of $483 and $250, was $966 and $367 as of December 31, 2001 and 2002.

STOCK INCENTIVE PROGRAM

The Company has a stock option plan (the "Plan") under which the Company may grant options to its employees and directors. As of December 31, 2002, there were 1.8 million shares of common stock available for grant. The exercise price of each option granted is equal to the market price of the Company's stock on the date of grant and the maximum exercise term of each option granted does not exceed 10 years. Options are granted upon approval of the Board of Directors and vest over various periods, as determined by the Board of Directors at the date of the grant. The majority of the Company's options vest ratably over a period of three years.

On January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation." As permitted by SFAS No. 123, the Company has chosen to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for the Plan. Accordingly, no compensation cost has been recognized for options granted under the Plan. See Note 1 for disclosure of pro forma net income and earnings per share.

For the purposes of the pro forma presentation in Note 1, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 2001 and 2002: expected volatility of 68.1%, 76.1% and 57.5%, respectively; risk-free interest of 4.99%, 4.59% and 2.78%, respectively; and expected lives of five years. The resulting estimated weighted average fair value of options granted during 2000, 2001 and 2002 was $15.78, $11.54 and $28.89, per share, respectively. All options granted during the years ended December 31, 2000, 2001 and 2002 were granted with an exercise price equal to the fair value of the Company's common stock at the grant date. The estimated pro forma amounts presented in Note 1 include the compensation cost for the Company's Employee Stock Purchase Plan based on the fair value of the contributions under this plan, consistent with the method of SFAS No. 123.

A summary of the status of the Plan at December 31, 2000, 2001 and 2002, and changes during the years, is presented below and includes common stock options of the Company:

	2000		2001		2002	
	(000's) Shares	Weighted Average Exercise Price	(000's) Shares	Weighted Average Exercise Price	(000's) Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,214	$ 9.35	2,802	$ 11.05	2,253	$ 13.94
Granted	822	12.96	501	24.21	710	28.89
Exercised	(956)	7.19	(985)	11.03	(291)	11.55
Forfeited	(278)	10.57	(65)	12.60	(214)	17.86
Outstanding at end of year	2,802	$ 11.05	2,253	$ 13.94	2,458	$ 18.22
Options exercisable at end of year	1,500	$ 10.44	1,148	$ 11.30	1,403	$ 12.83

The following table summarizes information about the Plan's stock options at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	(000's) Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000's) Number Exercisable at 12/31/02	Weighted Average Exercise Price
\$ 0.00 - \$ 3.23	21	2.9 years	\$ 1.96	21	\$ 1.96
\$ 3.24 - \$ 6.46	141	5.6 years	\$ 4.91	141	\$ 4.91
\$ 6.47 - \$ 9.69	396	5.8 years	\$ 7.46	379	\$ 7.40
\$ 9.70 - \$ 12.92	304	5.5 years	\$ 10.95	222	\$ 11.15
\$ 12.93 - \$ 16.15	261	5.2 years	\$ 13.80	256	\$ 13.75
\$ 16.16 - \$ 19.38	230	7.5 years	\$ 18.13	167	\$ 17.96
\$ 19.39 - \$ 22.62	270	8.4 years	\$ 21.70	88	\$ 21.52
\$ 22.63 - \$ 25.85	114	9.1 years	\$ 24.89	49	\$ 25.49
\$ 25.86 - \$ 29.08	122	8.9 years	\$ 26.49	40	\$ 26.44
\$ 29.09 - \$ 32.31	599	9.3 years	\$ 30.18	40	\$ 31.45
	2,458	7.3 years	\$ 18.22	1,403	\$ 12.83

EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors has reserved shares of the Company's common stock for issuance under the Employee Stock Purchase Plan (the "ESPP"). As of December 31, 2002, there were 0.9 million shares of common stock available for issuance. The ESPP has two six-month offering periods (each an "Offering Period") annually, beginning January 1 and July 1, respectively. Eligible employees can elect to make deductions from 1% to 15% of their compensation during each payroll period of an Offering Period. Special limitations apply to eligible employees who own 5% or more of the outstanding common stock of the Company. None of the contributions made by eligible employees to purchase the Company's common stock under the ESPP are tax deductible to the employees. At the end of an Offering Period, the total payroll deductions by an eligible employee for that Offering Period will be used to purchase common stock of the Company at a price equal to 85% of the lesser of (a) the reported closing price of the Company's common stock for the first day of the Offering Period, or (b) the reported closing price of the common stock for the last day of the Offering Period. Only 300 thousand shares will be available for purchase during each of the Offering Periods.

Employees eligible to participate in the ESPP include employees of the Company and most of its operating subsidiaries, except those employees who customarily work less than 20 hours per week or five months in a year. Because the eligible employee determines both participation in and contributions to the ESPP, it is not possible to determine the benefits and amounts that would be received by an eligible participant or group of participants in the future.

During 2002, \$4,141 was contributed to the ESPP and 169 thousand shares were issued. The compensation costs for the ESPP as determined based on the fair value of the contributions under the ESPP, consistent with the method of SFAS No. 123, was \$497, \$715 and \$810 and is reflected in the pro forma net income and basic and diluted net income per share for 2000, 2001 and 2002, respectively, as disclosed in Note 1.

11. Income Taxes:

in thousands, except share and per share data

The components of income (loss) before provision for income taxes were as follows:

	Years Ended December 31,		
	2000	2001	2002
Domestic	$ 53,172	$ 70,893	$ 57,183
Foreign	(2,341)	7,021	21,359
Income from continuing operations	$ 50,831	$ 77,914	$ 78,542

The components of the provision for income taxes were as follows:

	Years Ended December 31,		
	2000	2001	2002
State income taxes:			
Current	$ 708	$ 3,398	$ 3,914
Deferred	(1,037)	(270)	1,776
Federal income taxes:			
Current	15,721	29,288	23,579
Deferred	1,397	(5,226)	3,385
Foreign income taxes:			
Current	1,196	422	5,539
Deferred	536	1,135	452
Provision for income taxes	$ 18,521	$ 28,747	$ 38,645

Tax expense for 2000 reflects the full benefit of a tax planning strategy implemented during that year.

Taxes computed at the statutory U.S. federal income tax rate of 35% are reconciled to the provision for income taxes as follows:

	Years Ended December 31,		
	2000	2001	2002
Effective tax rate	36.4%	36.9%	49.2%
Statutory rate of 35%	$ 17,791	$ 27,270	$ 27,490
State taxes (net of federal benefit)	(919)	2,106	1,980
Utilization of capital loss carryforward	(611)	-	-
Nondeductible expenses net of nontaxable income	649	210	(318)
Change in valuation allowance	1,053	(2,533)	11,063
Impact of international operations	679	1,452	(901)
Other	(121)	242	(669)
Provision for income taxes	$ 18,521	$ 28,747	$ 38,645

Components of the net current deferred tax asset were as follows:

	December 31,	
	2001	2002
Future benefit of net operating losses	$ 1,047	$ 730
Reserve for doubtful accounts	1,103	2,093
Accrued expenses	3,134	7,396
Unearned income	4,705	4,277
Valuation allowance	(716)	(638)
Net current deferred tax asset	$ 9,273	$ 13,858

Components of the net long-term deferred tax liability in 2001 and 2002 were as follows:

	2001	2002
Depreciation and amortization	$ 281	$ 9,145
Deferred rent	(261)	(808)
Deferred compensation	-	(619)
Investment basis differences	-	(14,007)
Valuation allowance	-	11,911
Other	354	329
Net long-term deferred tax liability	$ 374	$ 5,951

The valuation allowance related to the Company's foreign tax losses was reduced by $2,533 and $78 during 2001 and 2002, respectively, due to the utilization of losses in various jurisdictions. A valuation allowance of $11,911 was established in 2002 due to the uncertainty of recognizing future tax benefits from certain unrealized capital losses. Of this valuation allowance, $770 relates to unrealized losses included in accumulated other comprehensive loss on the consolidated balance sheet and has no effect on the calculated tax rate.

The Company records current and deferred income tax expense related to its foreign operations to the extent those earnings are taxable. No provision has been made for the additional taxes that would result from the distribution of earnings of foreign subsidiaries because those earnings are expected to be invested permanently. The cumulative amount of undistributed retained earnings of foreign subsidiaries for which no provision has been made was $3,042 and $14,702 as of December 31, 2001 and 2002, respectively.

12. Employee Savings and Pension Plans:

in thousands, except share and per share data

SAVINGS PLAN

The Company provides a 401(k) Retirement Savings Plan to its U.S. employees. The Company matches 50% of an employee's savings up to 6% of pay, and these contributions vest ratably over a four-year period. Company matching contributions for all employees for each of the three years ended December 31, 2000, 2001 and 2002 were $2,977, $3,467 and $4,176, respectively.

PENSION PLANS

Pension costs are determined under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," and related disclosures are determined under the provisions of Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits."

The Company has a separate contributory defined benefit plan (the "U.K. Plan") for its qualifying United Kingdom employees employed by the Company's U.K. subsidiaries. The benefits for the U.K. Plan are based primarily on years of service and average pay at retirement. Plan assets consist principally of investments managed in a mixed fund.

Pension costs for the U.K. Plan included the following components:

	Years Ended December 31,		
	2000	2001	2002
Service cost benefits earned during the year	$ 848	$ 846	$ 1,085
Interest cost on projected benefit obligation	805	843	1,045
Expected return on plan assets	(72)	(935)	(848)
Net amortization and deferral	(711)	9	53
Net periodic pension cost	$ 870	$ 763	$ 1,335

Assumptions used to determine pension costs and projected benefit obligations were as follows:

	2000	2001	2002
Discount rate	6.0%	5.5%	6.2%
Rate of compensation increase	4.0%	3.0%	4.0%
Long-term rate of return on plan assets	5.0%	6.0%	5.5%

The change in benefit obligation, change in plan assets, funded status and amounts recognized of the defined benefit plan were as follows:

	Years Ended December 31,		
	2000	2001	2002
Change in benefit obligations:			
Benefit of obligation at beginning of year	$ 14,507	$ 15,776	$ 14,768
Service cost	848	619	732
Interest cost	805	843	1,045
Participant contributions	248	227	353
Net actuarial loss (gain)	750	(2,114)	3,066
Benefits paid	(285)	(189)	(1,730)
Foreign currency translation adjustment	(1,097)	(394)	1,559
Benefit obligation at end of year	$ 15,776	$ 14,768	$ 19,793
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 16,250	$ 15,638	$ 14,212
Actual asset return	72	(1,714)	(2,036)
Employer contributions	582	639	988
Plan participants' contributions	248	227	353
Benefits and expenses paid	(285)	(189)	(1,730)
Foreign currency translation adjustment	(1,229)	(389)	1,499
Fair value of plan assets at end of year	$ 15,638	$ 14,212	$ 13,286
Funded status:			
Funded status	$ (137)	$ (556)	$ (6,365)
Unrecognized transition asset	(52)	(39)	(31)
Unrecognized net actuarial loss	1,899	2,366	8,361
Prepaid pension costs	$ 1,710	$ 1,771	$ 1,965
Amounts recognized:			
Prepaid pension costs	$ 1,710	$ 1,771	$ 1,965
Accrued pension liability	-	-	(7,905)
Accumulated other comprehensive income	-	-	7,905
Net amount recognized	$ 1,710	$ 1,771	$ 1,965

13. Commitments and Contingencies:

in thousands, except share and per share data

The Company currently maintains liability insurance on a "claims made" basis for professional acts, errors and omissions. The policy has a self-insured retention per claim of $500. As of December 31, 2001 and 2002, there were no open claims related to this coverage above the self-insured retention.

As of January 1, 2003, the Company was self-insured for group health for employees located within the United States. The Company maintains insurance on a "claims made" basis, up to a maximum of $200 per member per year.

As of December 31, 2001 and 2002, the Company maintained a reserve of approximately $3,082 and $4,819, respectively, included in other accrued expenses on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported. The Company switched plans and administrators at the beginning of 2001. The 2001 plan included a maximum claims provision to limit the Company's liability.

In the normal course of business, the Company is a party to various claims and legal proceedings. The Company records a reserve for these matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of these matters is currently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition, results of operations or cash flows for an interim or annual period.

14. Related Party Transactions:

in thousands, except share and per share data

In April 2002, Apothogen, Inc., an equity method investment of the Company, was acquired by IntraBiotics Pharmaceuticals, Inc. The Company was related through common ownership with Apothogen, Inc. See Note 7 for terms of this relationship. The Company had a receivable from Apothogen as of December 31, 2001 of $199. Apothogen rented facility space from the Company for which the Company recognized approximately $118 and $171 in rental income in 2001 and 2002, respectively. The Company also provided Apothogen with development services and professional services such as legal and accounting services. The Company recorded revenues of $5 and $93 related to the provisions of development services to Apothogen in 2001 and 2002, respectively.

The Company leases its Highland Heights, Kentucky building under an operating lease with a shareholder of the Company. Rent paid to this shareholder for the year ended December 31, 2002 totaled approximately $596.

15. Fair Value of Financial Instruments:

in thousands, except share and per share data

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The carrying amount approximates fair value because of the short maturity of these items.

NOTES RECEIVABLE AND LONG-TERM DEBT

The Company believes the carrying value approximates the fair value on December 31, 2001 and 2002.

INVESTMENTS

The Company assesses its investment portfolio on a quarterly basis to determine whether declines in the market value of these securities are other than temporary. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry, historical and projected financial performance, expected cash needs and recent funding events. As a result of management's quarterly evaluations, during the three months ended March 31, 2002, the Company recorded a charge to earnings for an other than temporary decline in the fair market value of its investment in DNA Sciences of approximately $32.0 million. The investment in DNA Sciences was deemed to be impaired as a result of adverse events experienced by DNA Sciences during the first quarter of 2002. The Company also recorded a charge to earnings for an other than temporary decline in the fair market value of its investment in Gallery Systems (formerly DAS) of $1.5 million and its investment in IntraBiotics of approximately $0.3 million in the fourth quarter of 2002.

The Company's investments in Spotlight Health, SurroMed, SLIL Biomedical Corp., CancerConsultants, Signature Bioscience (formerly PrimeCyte) and Oriel Therapeutics are recorded at $5,000, $5,000, $4,700, $250, $150 and $150, respectively, at December 31, 2002. These investments, for which no public market exists, are accounted for using the cost method of accounting as the Company does not exert significant influence on the operations of these companies. The Company monitors these investments for other than temporary declines in value. As of December 31, 2002, the Company had not recorded an impairment for these investments.

The Company's investment in BioDelivery Sciences International, Inc., was recorded at $1,684 at December 31, 2002. BioDelivery Sciences International is a publicly traded company. The Company records an unrealized gain or loss related to this investment at the end of each quarter based on the closing price of this investment at the end of each period. As of December 31, 2002, the Company had recorded an unrealized loss of $1,939 related to this investment.

LETTERS OF CREDIT

From time to time, the Company uses letters of credit to back certain guarantees and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. During 2002, the Company did not utilize any letters of credit.

16. Business Segment Data:

in thousands, except share and per share data

Revenues by principal business segment are separately stated in the consolidated financial statements. The Company has changed its measurement of segment profitability from net income to income (loss) from operations in 2002 in order to more accurately reflect the information used by the Company's chief operating decision-maker. Net income for the Development segment was $30,592 and $45,620 for the years ended December 31, 2000 and 2001, respectively. Net income for the Discovery Sciences segment was $1,718 and $3,639 for the years ended December 31, 2000 and 2001, respectively. Equity in net loss of investee of $92 in 2001 was not allocated to the Company's business segments. The equity in net loss of investee is related to the investment in Apothogen, which operated in the discovery field. See Note 7. Income (loss) from operations, depreciation and amortization, identifiable assets and capital expenditures by principal business segment were as follows:

	Years Ended December 31,		
	2000	2001	2002
Income (loss) from operations:			
Development	$ 40,834	$ 66,830	$ 117,405
Discovery sciences	2,713	5,762	(8,960)
Total	$ 43,547	$ 72,592	$ 108,445
Depreciation and amortization:			
Development	$ 16,166	$ 18,366	$ 21,546
Discovery sciences	1,067	1,898	2,685
Total	$ 17,233	$ 20,264	$ 24,231
Identifiable assets: (a)			
Development	$ 297,880	$ 408,774	$ 637,660
Discovery sciences	47,035	56,626	54,460
Total	$ 344,915	$ 465,400	$ 692,120
Capital expenditures:			
Development	$ 18,231	$ 37,570	$ 30,602
Discovery sciences	3,284	4,319	5,894
Total	$ 21,515	$ 41,889	$ 36,496

(a) The note receivable from the sale of the environmental sciences segment is included in the Development segment.

17. Operations by Geographic Area:

in thousands, except share and per share data

The following table presents information about the Company's operations by geographic area:

	Years Ended December 31,		
	2000	2001	2002
Net revenue:			
United States	$ 326,500	$ 391,316	$ 484,955
U.K.	16,270	34,369	57,612
Other [(a)]	29,880	34,948	66,090
Total	$ 372,650	$ 460,633	$ 608,657
Operating income (loss):			
United States	$ 47,338	$ 65,651	$ 85,130
U.K.	(1,990)	5,630	15,605
Other [(a)]	(1,801)	1,311	7,720
Total	$ 43,547	$ 72,592	$ 108,455
Identifiable assets:			
United States	$ 303,604	$ 412,700	$ 578,146
U.K.	27,783	37,454	56,652
Other [(a)]	13,528	15,246	57,322
Total	$ 344,915	$ 465,400	$ 692,120

(a) Principally consists of operations in 21 countries, ten of which are located in Europe, none of which individually comprise more than 10% of net revenue, operating income (loss) or identifiable assets.

18. Quarterly Financial Data (Unaudited):

in thousands, except share and per share data

2001	First	Second	Third	Fourth	Total
Net revenue	$ 112,853	$ 109,405	$ 115,762	$ 122,613	$ 460,633
Operating income	21,246	14,870	16,612	19,864	72,592
Net income	14,537	10,464	11,507	12,659	49,167
Net income per common share:					
Basic	$ 0.28	$ 0.20	$ 0.22	$ 0.24	$ 0.95
Diluted	$ 0.28	$ 0.20	$ 0.22	$ 0.24	$ 0.94

2002					
Net revenue	$ 130,583	$ 151,566	$ 157,284	$ 169,224	$ 608,657
Operating income	21,467	26,181	27,748	33,049	108,445
Net income (loss)	(15,567)	17,210	18,282	19,972	39,897
Net income per common share:					
Basic	$ (0.29)	$ 0.31	$ 0.33	$ 0.36	$ 0.73
Diluted	$ (0.29)	$ 0.31	$ 0.33	$ 0.36	$ 0.72

Board of Directors

Stuart Bondurant, M.D.
Professor of Medicine and Dean Emeritus
School of Medicine
University of North Carolina at Chapel Hill

Fred N. Eshelman, Pharm.D.
Chief Executive Officer and Vice Chairman of the Board
PPD, Inc.

Marye Anne Fox, Ph.D.
Chancellor and Distinguished University Professor of Chemistry
North Carolina State University

Frederick Frank
Vice Chairman
Lehman Brothers

Catherine M. Klema
President
Nettleton Advisors, LLC
Formerly Managing Director, Healthcare Investment Banking
SG Cowen Securities

Terry Magnuson, Ph.D.
Professor and Chair
Department of Genetics
School of Medicine
University of North Carolina at Chapel Hill
Director, Program in Cancer Genetics, Lineberger Comprehensive Cancer Center
Director, Carolina Center for Genome Sciences

Ernest Mario, Ph.D.
Chairman of the Board of PPD, Inc.
Chairman of the Board of IntraBiotics Pharmaceuticals, Inc.

John A. McNeill, Jr.
Chief Executive Officer
Liberty Healthcare Services, LLC

Paul J. Rizzo
Chairman, Franklin Street Partners
Retired Vice Chairman of the Board for IBM Corporation
(Leaving Board as of May 2003)

Executive Officers & Senior Management

Linda Baddour
Chief Financial Officer

Paul Covington, M.D.
Executive Vice President, Development

Fred B. Davenport, Jr.
President

Fred N. Eshelman, Pharm.D.
Chief Executive Officer and Vice Chairman

Judd Hartman
General Counsel

Colin Shannon
Chief Operating Officer, Europe, PPD Development

Richard Staub
Senior Vice President, Global Business Development

David Williams
Senior Vice President, Human Resources

The 2003 annual meeting of shareholders will be held at 10 a.m. ET on May 14, 2003, at the PPD offices located at 3900 Paramount Parkway, Morrisville, North Carolina.

PPDI

Copies of the PPD annual report on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available without charge through the PPD Web site at www.ppdi.com or upon request from:

Stephen Smith, Director,
Corporate Finance
3151 South Seventeenth Street
Wilmington, NC 28412
Telephone: +910 251 0081
Fax: +910 772 7056
E-mail: info@wilm.ppdi.com

Wachovia Bank, N.A.
1525 West W.T. Harris
Boulevard, 3C3, NC1153
Charlotte, NC 28262-1153
Telephone: +800 829 8432

Deloitte & Touche LLP
Raleigh, NC

Our common stock is traded under the symbol "PPDI" in the over-the-counter market and is quoted on the Nasdaq National Market System. The following table sets forth the high and low prices for shares of our common stock, as reported by the National Association of Securities Dealers, Inc. These prices are based on quotations among dealers, which do not reflect retail markup, markdown or commissions.

	High	**Low**	High	Low
First Quarter	**$35.31**	**$26.86**	$28.91	$16.84
Second Quarter	**$34.90**	**$22.10**	$38.36	$18.47
Third Quarter	**$26.34**	**$16.06**	$38.00	$19.40
Fourth Quarter	**$31.70**	**$19.25**	$33.75	$22.67

As of February 3, 2003, there were approximately 17,900 holders of our common stock.

We have never declared or paid cash dividends on our common stock. We have no present plans to pay cash dividends to our shareholders and, for the foreseeable future, intend to retain all of our earnings for use in continuing to develop our business.

Corporate Headquarters
3151 South Seventeenth Street
Wilmington, NC 28412

+910 251 0081 Phone
+910 762 5820 Fax
www.ppdi.com Web